Exhibit 99.1





2025
MANAGEMENT
INFORMATION CIRCULAR

April 2, 2025

2025 Annual and Special Meeting of Shareholders
To be held on May 15, 2025 10:00 a.m. (MDT)

TSX: PD | NYSE: PDS

NOTICE OF OUR 2025 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WHAT:

2025 Annual and Special Meeting of Shareholders (the **Meeting**) of Precision Drilling Corporation

WHEN:

Thursday, May 15, 2025, at 10:00 a.m. Mountain Daylight Time (MDT)

WHERE:

Virtual-only Meeting via live audio webcast online at **https://meetnow.global/MWTY5VA**

This year, we will be holding the Meeting in a virtual-only format via live audio webcast where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the Meeting.

Business Items		Recommendation of the Board
1	Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2024	
2	Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee	**FOR**
3	Elect the Directors	**FOR**
4	Participate in Our 'say on pay' Advisory Vote	**FOR**
5	Reconfirmation and Continuation of Our Shareholder Rights Plan	**FOR**
6	Other Business	

Your Vote is Important

The 2025 Annual and Special Meeting of Shareholders is your opportunity to voice your opinion on important matters concerning the Company. Shareholders are encouraged to exercise their right to vote.

The Management Information Circular includes important information about what the Meeting will cover, how to vote, our governance practices, and executive compensation at Precision Drilling Corporation. For more information on how to vote your shares and procedures for attending and participating at the virtual Meeting, see "*General Information About the Annual and Special Meeting*" on page 67 of the enclosed Management Information Circular.

By order of the Board of Directors,

/s/ Veronica H. Foley

Veronica H. Foley
Chief Legal and Compliance Officer

A MESSAGE FROM OUR CHAIR & CEO

Dear Fellow Shareholders,

We are pleased to invite you to attend the 2025 Annual and Special Meeting of Shareholders of Precision Drilling Corporation, to be held virtually via a live webcast on May 15, 2025, at 10:00 a.m. MDT. At the Meeting, you will have the opportunity to ask questions and vote on several important matters. Inside this Circular, you will find information and instructions about how to vote your shares and participate at our virtual Meeting.

We are proud of our accomplishments in 2024, a highly successful year for Precision, our employees, and our shareholders. We executed our *High Performance*, *High Value* strategy utilizing our *Super Series* rigs, Alpha™ technologies, and EverGreen™ suite of environmental solutions to deliver differentiated results to our customers. Our focus on field-level service delivery and strict cost control resulted in Precision achieving another year of strong cash flow generation. During the year, we not only met our debt reduction and shareholder capital return targets but increased our cash balance and continued to invest in our fleet and infrastructure.

Our people remain Precision's most valuable asset and critical to the Company's success. We are dedicated to the training and development of our employees. In 2024, approximately 2,135 employees were trained for over 68,225 hours on Precision's culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership and communication. We continue to foster a culture that is inclusive and encourage our people to contribute their perspectives, ideas, and experiences to advance both personal and professional development.

Precision continues to position itself as a market leader with technology and lower emission solutions for our drilling fleet. Approximately 80% of our *Super Triple* fleet is equipped with Alpha™ and the majority of the fleet has at least one EverGreen™ product. In 2024, we nearly doubled Precision's EverGreen™ revenue from 2023 and continued to expand Precision's EverGreen™ product offering on our *Super Single* rigs.

In 2024, the Company's Canadian drilling business displayed high utilization, expanded profitability, and deeper relationships with our customers. Precision's *Super Triple* and *Super Single* rigs, which represent 80% of our Canadian drilling rig fleet, are nearly fully utilized, and we continue to increase our teledouble rig utilization. In 2024, we successfully integrated the CWC Energy Services Corp. (**CWC**) acquisition, which increased the Company's Completion and Production Services operating hours by 26% and Adjusted EBITDA[1] by 30% year over year. Through our continued focus on operational excellence and accretive well-timed acquisitions, we maintained Precision's position as the leading service provider of oilfield services in Canada.

In the U.S., despite headwinds from oil price volatility, continued low natural gas prices, producer consolidation, and drilling and completion efficiencies, we grew new customer relationships and generated strong free cash flow. With drilling rigs located in all major U.S. producing basins, Precision is well positioned for an increase in drilling activity.

Internationally, Precision had eight active rigs in the Middle East following four rig recertifications and reactivations in Kuwait in 2023. As a result, our international rig activity in 2024 increased 37% while our revenue grew almost 40%. The majority of the rigs are under five-year term contracts that extend into 2027 and 2028.

With robust cash flow of $482 million generated from operations in 2024, Precision continued to strengthen the Company's balance sheet and increased returns to shareholders. We reduced debt by $176 million and allocated $75 million of our free cash flow to share repurchases, achieving the midpoint of our targeted range of 25% to 35%. In 2025, we plan to increase our shareholder capital return program by allocating 35% to 45% of our free cash flow, before debt repayments, directly to shareholders. Our focus on debt reduction remains firmly in place and in 2025 we plan to reduce debt by at least another $100 million, moving us closer to our long-term goal of achieving a sustained Net Debt to Adjusted EBITDA ratio[1] of less than 1.0 times. Looking ahead, we expect sustained free cash flow to be a key feature of the business and are now targeting debt reduction of $700 million between 2022 and 2027, having already achieved $435 million of debt reductions between 2022 and 2024, while increasing free cash flow, before debt repayments, directly allocated to shareholders toward 50%.

On behalf of Precision's Board of Directors and management, we would like to thank you for your continued support. With constructive long-term fundamentals for energy, combined with our *High Performance*, *High Value* strategy, we are confident we will continue to drive shareholder value.

We urge you to exercise your right to vote. We appreciate your continued confidence and eagerly anticipate your participation in the virtual Meeting. For more information about how to attend our Meeting please see "*General Information About the Annual and Special Meeting*" on page 67.

Notes:
(1) Non-GAAP measure – see *Financial Measures and Ratios* on page 72.

/s/ Steven W. Krablin   /s/ Kevin A. Neveu

Steven W. Krablin   **Kevin A. Neveu**
Chair of the Board of Directors   President and Chief Executive Officer

WELCOME TO OUR 2025 MANAGEMENT INFORMATION CIRCULAR

This document includes important information about Precision Drilling Corporation and the business of our 2025 Annual and Special Meeting of Shareholders.

In this Management Information Circular, *you* and *your* mean holders of Precision's common shares, *we*, *us*, *our* and *Precision* or the *Company* mean Precision Drilling Corporation, *shares* and *Precision shares* mean Precision's common shares, *shareholder* means a holder of Precision's common shares, and *Circular* means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 28, 2025, unless stated otherwise.

The summary starting on page 2 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2024.

Please take time to read the Circular and remember to vote. We look forward to your attendance on May 15, 2025.

TABLE OF CONTENTS

WHO WE ARE

Precision is a leading provider of safe and environmentally responsible *High Performance, High Value* services to the energy industry, offering customers access to an extensive fleet of *Super Series* drilling rigs operated by highly-skilled and well-trained personnel. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ technologies that utilize advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Precision remains the most active onshore driller in Canada, based on active daily rig count, and one of the top five drillers in the U.S. Our vision is to be globally recognized as the *High Performance*, *High Value* provider of land drilling services. Our mission is to deliver High Performance through passionate people supported by quality business systems, superior equipment and technologies designed to optimize results and reduce environmental, human and operational risks. We create High Value by operating sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors.

Our *High Performance*, *High Value* competitive advantage is underpinned by four distinguishing features:

- high-quality land drilling rig fleet, with *Super Series* rigs enabled with our Alpha™ technologies and supported by our EverGreen™ suite of environmental solutions delivering consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact
- size and scale of our vertically integrated operations that provide higher margins and better service capabilities
- highly-skilled and well-trained passionate people focused on operational excellence, which includes corporate responsibility, safety and field performance, and
- corporate capital structure designed to provide long-term stability, flexibility and liquidity, thereby allowing us to take advantage of business cycle opportunities.

WHAT WE DO

- ✓ Design, construct, and operate onshore drilling and well service rigs
- ✓ Provide rental equipment, lodging and ancillary services to customers
- ✓ Drill oil, natural gas, and geothermal wells at the direction of our E&P customers
- ✓ Prioritize health, safety, and environmental stewardship, while delivering superior services
- ✓ Develop rig technology focused on increasing efficiency, safety, and reducing our customers' and our environmental footprint through our Alpha™ technologies and our EverGreen™ suite of environmental solutions
- ✓ Recruit, train, retain and develop our people
- ✓ Provide industry leading training to our field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas
- ✓ Employ approximately 5,100 people
- ✓ Provide a full range of health, disability, retirement, and educational assistance benefits for our employees

WHAT WE DO NOT DO

- ✗ Operate offshore drilling rigs
- ✗ Transport, refine, or store oil and natural gas
- ✗ Hydraulic fracturing
- ✗ Own, lease, or manage land where our rigs operate
- ✗ Participate in downstream operations
- ✗ Pump water underground, or treat and dispose of wastewater from drilling sites
- ✗ Produce oil and natural gas

2025 Strategic Priorities

Precision is well positioned from an operational and financial perspective to drive continued shareholder value in 2025 and beyond. We have established the following strategic priorities for 2025:

- Maximize free cash flow through disciplined capital deployment and strict cost management.
- Enhance shareholder returns through debt reduction and share repurchases.
  - Reduce debt by at least $100 million in 2025 and reduce debt by $700 million between 2022 and 2027, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times
  - Allocate 35% to 45% of free cash flow, before debt repayments, directly to shareholders and continue moving direct shareholder returns toward 50% of free cash flow thereafter.
- Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.

Notes:
(1)   Non-GAAP measure – see *Financial Measures and Ratios* on page 72.

WHAT WE DID IN 2024

In 2024, even though demand for global energy increased, economic uncertainty and geopolitical instability caused energy prices to compress slightly. In the U.S., WTI averaged US$75.73 per barrel, 2% lower than the $77.62 in 2023, while Henry Hub natural gas prices decreased 10% to average US$2.41 per MMBtu. U.S. producers continued to show capital discipline and with volatile and lower prices, reduced their drilling activity 13% year over year. In Canada, drilling activity increased 6% as the Trans Mountain pipeline expansion start up in May provided additional oil export capacity while favorable oil pricing, due to improving heavy oil differentials and a weaker Canadian dollar exchange rate, also supported activity.

Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives and 2024 was no different. During the year, we delivered another year of strong cash flow, met our debt repayment and shareholder capital return targets, increased drilling rig utilization in Canada and internationally, integrated our 2023 acquisition of CWC, expanded our EverGreen™ revenue and product offering, and successfully deployed our first *Super Triple* rig equipped with robotics.

WHAT WE HAVE DONE IN THE PAST THREE YEARS

Accomplishments and Highlights

Over the past three years, management and the Board set strategic priorities that aligned with current market conditions, directly influencing our short and long-term goals. Management has consistently achieved the targets established in these annual strategic priorities.

2024 Accomplishments

2024 Strategic Priorities	2024 Results
Concentrate organizational efforts on leveraging our scale and generating free cash flow	- Delivered $482 million in cash provided by operations, allowing us to meet our debt reduction and share repurchase goals and increase our cash balance by $20 million. - Increased utilization of our *Super Single* and teledouble rigs, driving Canadian drilling activity up 12% over 2023. - Successfully integrated our 2023 acquisition of CWC, increasing Completion and Production Services operating hours and Adjusted EBITDA[(1)] 26% and 30%, respectively, year over year. Achieved our $20 million annual synergies target from the acquisition. - Internationally, increased our activity 37% year over year and realized US$150 million of contract drilling revenue compared to US$108 million in 2023.
Reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio[(1)] of below 1.0 times in 2025. Increase long-term debt reduction target to $600 million between 2022 and 2026 and continue to move direct shareholder capital returns towards 50% of free cash flow	- Reduced debt by $176 million and ended the year with a Net Debt to Adjusted EBITDA ratio of approximately 1.4 times. On track to achieve a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times. - Returned $75 million to shareholders through share repurchases, achieving the midpoint of our target range. - Renewed our Normal Course Issuer Bid (**NCIB**), allowing purchases of up to 10% of the public float.
Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our Alpha™ and EverGreen™ products	- Increased our Canadian drilling rig utilization days and well service rig operating hours year over year, maintaining our position as the leading provider of high-quality and reliable services in Canada. - Invested $52 million in expansion and upgrade capital to enhance our drilling rigs. - Nearly doubled our EverGreen™ revenue year over year. - Continued to expand our EverGreen™ product offering on our *Super Single* rigs with LED mast lighting and hydrogen injection systems.

Notes:
(1)   Non-GAAP measure – see *Financial Measures and Ratios* on page 72.

In this Circular, we use certain non-GAAP financial measures and ratios to assess our performance and provide important supplemental information to investors. *Adjusted EBITDA*, *Net Debt to Adjusted EBITDA* and *Return on Capital Employed* do not have standardized meanings as prescribed by International Financial Reporting Standards (**IFRS**), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 72 of this Circular or page 40 of our 2024 Annual Report on our website (**www.precisiondrilling.com**) and available on SEDAR+ (**www.sedarplus.ca**) and EDGAR (**www.sec.gov**).

2024 Highlights

- In 2024, we delivered another year of strong free cash flow, reducing debt by $176 million, repurchasing $75 million of our shares and increasing our cash balance by $20 million. We ended the year with a Net Debt to Adjusted EBITDA ratio of approximately 1.4 times and are on track to achieve a Net Debt to Adjusted EBITDA ratio of below 1.0 times.

- Increased utilization of our rigs in several markets as demand for the Company's services remained strong. In 2024, Canadian and International drilling rig utilization days increased 12% and 37%, respectively, while our well servicing rig operating hours increased 26% over 2023.

- Successfully integrated the CWC acquisition, achieved $20 million of targeted annual synergies and increased Completion and Production Services revenue approximately 23% and Adjusted EBITDA 30% year over year.

- In September, we renewed our NCIB for one year through the facilities of the TSX and NYSE. Pursuant to the renewed NCIB, we are authorized by the TSX to acquire up to a maximum of 1,359,108 Common Shares, representing 10% of the public float, for cancellation. In 2024, we repurchased and cancelled 833,614 shares, which accounted for approximately 6% of our available public float.

2023 Accomplishments

2023 Strategic Priorities	2023 Results
Deliver *High Performance, High Value* service through operational excellence	- Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
	- Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
	- Acquired CWC, expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
	- Upgraded and added the industry's most advanced AC *Super Triple* rig to our Canadian fleet, equipped with Alpha™, EverGreen™, and rig floor robotics.
	- Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.
Maximize free cash flow by increasing Adjusted EBITDA margins, revenue efficiency, and growing revenue from Alpha™ technologies and EverGreen™ suite of environmental solutions	- Generated cash provided by operations of $501 million, a 111% increase over 2022.
	- Increased our daily operating margins[1] by approximately 39% in Canada and 69% in the U.S. year over year.
	- Grew combined Alpha™ and EverGreen™ revenue by over 10% compared to 2022.
	- Ended the year with 75 AC *Super Triple* Alpha™ rigs compared to 70 at the beginning of the year.
	- Scaled our EverGreen™ suite of environmental solutions, ending the year with approximately 65% of our AC *Super Triple* rigs equipped with at least one EverGreen™ product, including 13 EverGreen™ Battery Energy Storage Systems (**BESS**) versus seven a year ago.
	- Integrated the well servicing assets from our 2022 acquisition of High Arctic Energy Services Inc. (**High Arctic**), which helped increase our Completion and Production Services' Adjusted EBITDA 34% in 2023.
Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025	- Reduced debt by $152 million and ended the year with more than $600 million of available liquidity[2].
	- Returned $30 million of capital to shareholders through share repurchases.
	- Renewed our NCIB, allowing purchases of up to 10% of the public float.
	- Ended the year with a Net Debt to Adjusted EBITDA ratio of approximately 1.4 times and remain committed to reaching a sustained ratio of below 1.0 times by end of 2025.

Notes:
(1) Revenue per utilization day less operating costs per utilization day.
(2) Available liquidity is defined as cash plus unused credit facility capacity.

2023 Highlights

- In 2023, we delivered one of our most profitable years in the past decade and exceeded our cash flow expectations. During the year, we not only met our debt and shareholder capital return targets but also funded two accretive acquisitions (CWC and High Arctic). Our *High Performance, High Value* strategy along with our *Super Series* rigs, Alpha™ technologies, and EverGreen™ suite of environmental solutions continue to differentiate our services.

- We reduced our debt by $152 million during the year.

- We repurchased and cancelled 412,623 shares for approximately $30 million, which accounted for approximately 3% of our available public float. On September 19, 2023, we renewed our NCIB for one year through the facilities of the TSX and NYSE. Pursuant to the renewed NCIB, we are authorized by the TSX to acquire up to a maximum of 1,326,321 Common Shares, representing 10% of the public float, for cancellation.

- On March 28, 2023, we released our 2022 Environmental, Social and Governance (**ESG**) performance data, which aligns with the Sustainability Accounting Standards Board (**SASB**), Task Force on Climate-related Financial Disclosures (**TCFD**) and the Global Reporting Initiative (**GRI**) frameworks. All ESG disclosure information is now available on our interactive webpage, which serves as our primary platform for our ESG content. This new upgraded format allows us to provide accurate, timely, and recurring updates on our ESG efforts and successes.

- On November 8, 2023, we completed the acquisition of CWC. The total consideration for CWC included approximately $14 million in cash, the issuance of 947,807 Precision common shares, plus the assumption of CWC's debt of approximately $61 million. We recognized a gain on acquisition of $26 million. By year end, Precision successfully integrated the two companies and achieved approximately $12 million of the $20 million in expected annual operating synergies.

2022 Accomplishments

2022 Strategic Priorities	2022 Results
Grow revenue through scaling Alpha™ technologies and EverGreen™ suite of environmental solutions across Precision's *Super Series* rig fleet and further competitive differentiation through ESG initiatives	▪ Grew Alpha™ revenue by over 60% compared to 2021. ▪ Increased total paid days for AlphaAutomation™ by over 50% from 2021. ▪ Ended the year with 70 Alpha™ rigs, a 49% increase from the beginning of the year. ▪ Expanded our commercial AlphaApps™ to 21 versus 16 a year ago and increased AlphaApps™ paid days by 15% from 2021. ▪ Exited 2022 with seven field deployed BESS, 15 EverGreen™ Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.
Grow free cash flow by maximizing operating leverage as demand for our *High Performance, High Value* services continues to rebound	▪ Generated cash provided by operations of $237 million, representing a 70% increase over the prior year. ▪ Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021. ▪ Increased our daily operating margins 41% in the U.S. and 36% in Canada. ▪ Acquired High Arctic's well servicing business and associated rental assets and increased our Completion and Production Services' Adjusted EBITDA to $38 million versus $6 million in 2021. ▪ Awarded four five-year drilling contracts in Kuwait, increasing our international rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.
Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders	▪ Reduced debt by $106 million. ▪ Returned $10 million of capital to shareholders through share repurchases. ▪ Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million. ▪ Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provided over 10,000 hours of training.

2022 Highlights

▪ In 2022, Precision returned to profitability during the second half of the year, generating positive net earnings for the first time since 2019. During the year, we strengthened our balance sheet, exceeding our debt reduction target and returned $10 million to shareholders through share repurchases.

▪ On January 6, 2022, Precision introduced its capital allocation framework through 2025; announced the 2021 debt reduction and year end liquidity updates; and gave an operations update for drilling activity, Alpha™ technologies and EverGreen™ suite of environmental solutions.

▪ On July 8, 2022, we published our third annual Corporate Responsibility Report that highlights the Company's progress in ESG efforts and provides an outline of Precision's ESG strategies, focus areas, and performance. We expanded our reporting to include additional elements from the SASB and TCFD guidelines. Our Corporate Responsibility Report also incorporated a significantly broader base of ESG related metrics – including emissions and energy use – where relevant and reliable information is available.

▪ On August 29, 2022, we renewed our NCIB for one year through the facilities of the TSX and NYSE. During the year, we repurchased and cancelled 130,395 shares for approximately $10 million. These repurchases were funded from cash flow and accounted for approximately 1.1% of our available public float.

▪ On October 19, 2022, Precision announced that it was awarded four drilling contracts in Kuwait, each with a five-year term and an optional one-year renewal. The contract awards are for our AC *Super Triple* 3000 HP rigs and increased our active rig count in Kuwait from three rigs to five rigs by the middle of 2023. We also announced that we signed our third drilling rig in the Kingdom of Saudi Arabia to a five-year contract extension, following two earlier five-year contract signings in the second quarter of 2022. With the three contract extensions in the Kingdom of Saudi Arabia and the Kuwait contract awards, Precision will have eight rigs under long-term contracts in the Middle East stretching into 2028.

▪ We ended 2022 with debt reduction of $106 million, exceeding our goal of $75 million.

CORPORATE RESPONSIBILITY

As a service provider, Precision does not control the number of rigs our customers choose to operate, and activity levels can fluctuate significantly over time due to market conditions. Given this variability, absolute sustainment targets are not a practical measure of the Company's environmental performance. Instead, we focus on intensity-based metrics that assess our impact on a per-meter-drilled basis. This approach allows us to drive continuous improvements in efficiency, emissions reduction, and resource optimization, regardless of market cycles.

Our ESG philosophy is framed by the Company's Core Values. Our Core Values shape our culture, guide how we work, how we build relationships, and how we drive performance. By working together and striving to do the right things—every time—we create a safer, more responsible, and high-performing organization. This is the foundation of our *High Performance*, *High Value* strategy—delivering industry-leading efficiency, innovation, and reliability. It's through this shared commitment that we continue to create value for our employees, customers, investors, and the communities where we operate.

2024 ESG Highlights

In 2024, Precision reinforced its Corporate Responsibility commitments through multiple key initiatives to ensure ESG is appropriately accounted for in all that we do. At the beginning of the year, we conducted an ESG materiality assessment to identify and prioritize those ESG matters that are most critical to our business' long-term success. Soon thereafter we led a thorough peer review and gap analysis against SASB, TCFD, and the United Nations Sustainable Development Goals guidelines. These assessments served the purpose of informing our sustainability strategy, reporting, and disclosure.

We further strengthened our partnerships with Indigenous communities by creating a Limited Partnership with several First Nations to jointly own and operate four service rigs. In alignment with Canadian Bill C-59's Greenwashing provisions, we clarified that emission reduction statements are directly linked to decreased diesel fuel consumption. This disclosure has been integrated across our website, marketing materials, and investor relations communications.

In addition, our Board of Directors welcomed Alice Wong as a Director in 2024, increasing female representation to over 30% and reaffirming our commitment to bringing qualified talent to our Board.

Our Environmental ("E") and Social ("S") teams, composed of high-performing employees across the organization, also collaborated to implement other impactful initiatives throughout the year. All of these initiatives are reported on an ongoing basis on Precision's website, which provides stakeholders with dynamic updates on our progress, moving beyond the static annual Corporate Responsibility Reports of previous years.

Most importantly, Precision remains committed to meeting the demand for hydrocarbon energy responsibly by implementing a climate strategy that supports a transition to a lower-carbon future. Through globally recognized climate models, publicly available customer plans, and up-to-date energy projections, we have outlined a path to reduce Greenhouse Gas (**GHG**) emissions from our operations by:

- **Investing in proven technologies** to enhance operating efficiency and reduce emissions of our drilling rigs, and
- **Leveraging our expertise and advanced rig fleet** to pursue low-emission energy opportunities, such as geothermal, CO_2 storage, and natural gas storage drilling.

We are also actively exploring lower-GHG energy sources for our rigs, support facilities, offices, and equipment, reinforcing our commitment to become a low GHG-emitting land drilling rig provider across all applications.

Our Board plays a pivotal role in overseeing the Corporation's commitment to ESG. This oversight encompasses the formulation of approaches, strategic planning, performance evaluation, monitoring processes, and disclosure practices. Annually, the Board conducts a thorough review of both Board and committee charters, ensuring alignment with sustainability objectives. In addition, to ensure ESG priorities remain integral to our decision-making, the Board receives quarterly reports from the Corporate Governance, Nominating and Risk Committee (**CGNRC**) detailing ESG mapping, materiality assessments, and a comprehensive analysis of ESG-related risks. Thus, the CGNRC is responsible for ensuring that Management is integrating ESG considerations into the Company's decision-making processes. Specifically, the CGNRC reviews areas including:

- Environmental Impact and Climate Change: Assessing Precision's strategies and performance in reducing GHG emissions and minimizing environmental footprint.
- Social Impact: Evaluating initiatives related to corporate culture, diversity, safety programs, and community engagement.
- Ethical Governance: Overseeing adherence to ethical standards, corporate governance practices, and risk management processes.

This transparent reporting structure allows us to address emerging issues, capitalize on opportunities, and ensure that Precision's strategic priorities are firmly rooted in our ESG framework while driving long-term value for our stakeholders.

OUR APPROACH TO GOVERNANCE

Our shares are listed on the Toronto Stock Exchange (**TSX**) and New York Stock Exchange (**NYSE**). We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the U.S. Securities and Exchange Commission (**SEC**).

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (**CSA**) set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us. The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (**www.precisiondrilling.com**).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business. We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us. The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

- Articles of Amalgamation
- Corporate By-Laws (including our Advance Notice Policy)
- Policy on Majority Voting
- Board of Director and Committee Charters
- Corporate Governance Guidelines
- Position Descriptions for the Board and Committee Chairs and the President and Chief Executive Officer, and
- A summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the CGNRC.

Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to our Disclosure Policy and its objectives. We review the policy regularly and update it as appropriate.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

Our Code of Business Conduct and Ethics and Business Policies

At the core of our business practices lies a commitment to ethical behavior. The Code of Business Conduct and Ethics (the **Code**) ensures every director, executive officer, manager, employee, and contractor is aware of Precision's values. The full text of the Code is available on the Corporate Governance section of our website.

Annually, each director, executive officer, manager, and employee is required to confirm their understanding and commitment to abide by the Code. Additionally, members of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. Comprehensive in-person and online training sessions are conducted annually for all permanent employees, covering various topics related to business conduct and ethics.

PD *EthicsLine*

The PD *EthicsLine* is available for anyone within or outside of Precision, offering a confidential and anonymous platform to report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and the Human Resources and Compensation Committees, there were no ethics incidents in 2024 that required disclosure and 100% of the issues reported through the PD *EthicsLine* were reviewed and resolved. An independent third party operates the PD *EthicsLine* and notifies the Chief Compliance Officer (**CCO**) immediately upon receiving a complaint.

Internal Policies

We take proactive measures to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. In addition to our Code, we have developed internal corporate policies to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other.

The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices:

- Human Rights
- Anti-Bribery and Anti-Corruption
- International Trade - Sanctions
- Insider Trading
- Privacy
- Compensation Recoupment (**Clawback**)

- Avoiding Conflicts of Interest
- Public Policy & Lobbying
- Diversity, Equity and Inclusion
- Harassment, Discrimination and Workplace Violence
- Indigenous Relations, and
- Artificial Intelligence (**AI**).

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision's best interests.

Our Clawback Policy entitles us to recoup some, or all incentive compensation awarded or paid to our senior leadership team, including our Chief Executive Officer, both past and present, if:

- there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
- there was an error in calculating executive compensation during their time with Precision, or
- the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Clawback Policy applies to all forms of incentive awards, including bonuses, restricted share units, performance share units and stock options.

In addition to our Clawback Policy, in 2023 we introduced a NYSE compliant compensation recoupment policy, which provides that in the event of a financial restatement, we must recoup incentive-based compensation received by certain executive officers, subject to limited exceptions.

Human Rights

In 2024, the Board approved Precision's first report under Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act. Our new processes reinforce our commitment to supply chain transparency, requiring our vendors to go through a rigorous accreditation process, crafted to assess possible modern slavery concerns. Additionally, we are proud to announce the adoption of a new Human Rights policy, a fundamental step in promoting human rights within our organization and in our interactions with partners all over the world. This policy extends throughout the Company's supply chain and reflects Precision's commitment to robust due diligence within our sphere of influence, which involves actively identifying potential human rights violations, including forced labour and child labour.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein. No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2024, or up until March 28, 2025, that has had or will have a material effect on us or any of our subsidiaries.

AGENDA ITEM 1

Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2024

Our audited consolidated financial statements for the year ended December 31, 2024 (**2024 Consolidated Financial Statements**) will be presented at the Meeting. The Board has approved them, and no vote is required. However, you will have an opportunity to ask questions at the Meeting.

You can find our 2024 Consolidated Financial Statements in our 2024 Annual Report on our website (www.precisiondrilling.com).

Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee

✅ **THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG AS OUR AUDITORS**

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (**KPMG**), be appointed as our auditors until the next annual general Meeting. Representatives of KPMG will be at the Meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (**U.S.**) Sarbanes-Oxley Act of 2002 (**Sarbanes-Oxley**) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (**SEC**) that set out services that cannot be provided by external auditors.

The Audit Committee recommends the terms of engagement and the auditors' fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee's review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax advisory and compliance services.

Year Ended December 31		2023		2024
Audit fees for professional audit services	$	1,606,629	$	1,730,501
Audit-related fees for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	$	—	$	—
Tax fees for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services	$	431,742	$	233,431
All other fees for products and services other than those disclosed above	$	14,952	$	—
Total	$	2,053,323	$	1,963,933

You can find more information about the Audit Committee's policies and procedures in our annual information form for the year ended December 31, 2024. It is available on our website (**www.precisiondrilling.com**) and on SEDAR+ (**www.sedarplus.ca**) and EDGAR (**www.sec.gov**).

Elect the Directors

WHO ARE OUR NOMINATED DIRECTORS

HOW WE OPERATE

HOW WE ARE ORGANIZED, SELECTED AND EVALUATED

WHAT WE PRIORITIZE

HOW WE ARE COMPENSATED

✔ **THE BOARD RECOMMENDS A VOTE "FOR" EACH NOMINATED DIRECTOR**

WHO ARE OUR NOMINATED DIRECTORS

The Board has decided that eight directors will be elected to the Board this year.

Precision's articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting. Each nominated director will serve until the end of the next annual general meeting, serving a one-year term unless, he or she resigns.

You can vote on electing eight nominated directors to our Board:

- William T. Donovan
- Steven W. Krablin
- Lori A. Lancaster
- Susan M. MacKenzie
- Dr. Kevin O. Meyers
- Kevin A. Neveu
- David W. Williams
- Alice L. Wong

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Corporate Governance, Nominating and Risk Committee (**CGNRC**) believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. You can read about each of the nominated directors in the director profiles beginning on the next page.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

All the nominees meet the Board's independence criteria except for Mr. Neveu because of his role as Precision's President and Chief Executive Officer.

						
88% Independent	**100%** Senior Leadership Experience	**100%** Experience in Oil & Gas or Alternative Energy	**100%** Experience in Finance or Mergers and Acquisitions	**100%** Experience in HR and Compensation	**100%** Experience in Risk Assessment	**88%** Experience in ESG/Climate Change

| Male **62%**
Female **38%** | Canadian Citizen **38%**
US Citizen **62%** | Diverse Persons[1]
75% | Racially/Ethnically Diverse
12% | Average age in years
67 | Average tenure in years
9 |

Notes:
(1) See definition of "Diverse Persons" under *Commitment to Board Qualified Members* on page 27.

Our Policy on Majority Voting

A director who receives more *withhold* than *for* votes must offer to resign after the Meeting. The CGNRC will review the matter and recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director's resignation unless there are exceptional circumstances. The impacted director will not participate in any Board or committee deliberations on the matter. The Board will render its decision and the reasons for the decision within 90 days of the applicable meetings. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the Meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

Steven W. Krablin



Positions/Officers Held:	Chair of the Board and Director | **Independent**
Residence:	Houston, Texas, U.S.A
Age:	75
Director Since:	May 2015 (Chair of the Board since May 2017)

Steven W. Krablin is a private investor and has over 40 years of experience as a corporate executive or director in the energy industry. He served as President, Chief Executive Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin previously served as a director of Chart Industries, Inc. and served as Chair of the Board of Directors. In addition, he has previously served as an independent director of three other publicly traded companies.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Audit Committee	5/5	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,360,243 (91.54%)	680,351 (8.46%)
2023 Annual Meeting	5,562,612 (81.51%)	1,261,775 (18.49%)

Other Public Company Boards and Last Five Years

Company	Committees	Dates
Chart Industries, Inc.	Board Chair	2006 – 2022
Hornbeck Offshore Services, Inc.	Audit Committee, Nominating and Corporate Governance Committee	2005 – 2020

Securities Held as at March 28, 2025

Securities Held		Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[1][2]	Market Value[3]	
2,955	Shares	$241,242	$191,543	Yes
29,228	DSUs	$2,068,362	$1,894,620	
32,183	**Total**	**$2,309,604**	**$2,086,163**	

William T. Donovan



Positions/Officers Held:	Director | **Independent**
	Chair of the Audit Committee
Residence:	North Palm Beach, Florida, U.S.A
Age:	73
Director Since:	December 2008

William T. Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the board of Rockland Industrial Holdings, LLC, a privately held entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan joined the board of Silgan Holdings in January 2018 and served as Chair of the Compensation Committee; in 2023, he served as Chairman of the Nominating Committee and continued to serve on the Audit and Compensation Committees. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Audit Committee	5/5	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,926,016 (98.58%)	114,578 (1.42%)
2023 Annual Meeting	5,596,491 (82.01%)	1,227,896 (17.99%)

Other Public Company Boards and Last Five Years

Company	Committees	Dates
Silgan Holdings Inc.	Audit Committee, Compensation Committee and Nominating Committee (Chair)	2018 – Present

Securities Held as at March 28, 2025

		Value of Securities Held		
Securities Held		**Cost Basis**[1][2]	**Market Value**[3]	**Complies with Share Ownership Guidelines (2x)**
9,764	Shares	$1,497,761	$633,019	Yes
20,610	DSUs	$1,799,909	$1,336,051	
30,374	**Total**	**$3,297,670**	**$1,969,070**	

Lori A. Lancaster



Positions/Officers Held:	Director | **Independent**
Residence:	New York, New York, U.S.A
Age:	55
Director Since:	October 2022

Lori A. Lancaster is an independent consultant and corporate director. Ms. Lancaster has over 26 years of experience as a strategic and financial advisor to the global natural resources industry. As a former senior energy investment banker, Ms. Lancaster has extensive knowledge and transaction experience in advisory of key corporate strategic initiatives, including accessing North American public and private debt and equity capital markets as well as corporate and asset level mergers, acquisitions and divestitures.

She currently serves on the boards of Vital Energy, Inc. where she serves as Chair of the Finance Committee, and Intrepid Potash, Inc., where she serves as Chair of the Nominating and Corporate Governance Committee. She previously served on the boards of HighPoint Resources Corp. and Energen Corp.

Ms. Lancaster received a Bachelor of Business Administration degree from Texas Christian University and an MBA degree from the University of Chicago Booth School of Business. She holds a Directorship Certified designation from the National Association of Corporate Directors (NACD).

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Audit Committee	5/5	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,924,950 (98.56%)	115,644 (1.44%)
2023 Annual Meeting	6,109,265 (89.52%)	715,122 (10.48%)

Other Public Company Boards and Last Five Years

Company	Committees	Dates
Intrepid Potash, Inc.	Corporate Governance and Nominating Committee (Chair), Audit Committee, Compensation Committee, and Environmental, Health, Safety and Sustainability Committee	2021 – Present
Vital Energy, Inc.	Finance Committee (Chair) and Audit Committee	2020 – Present
HighPoint Resources Corp.	Audit Committee and Nominating and Governance Committee (Chair)	2018 – 2021

Securities Held as at March 28, 2025

		Value of Securities Held		
Securities Held		Cost Basis[1][2]	Market Value[3]	Complies with Share Ownership Guidelines (2x)
–	Shares	–	–	n/a
5,332	DSUs	$450,564	$345,620	
5,332	**Total**	**$450,564**	**$345,620**	

Susan M. MacKenzie

Positions/Officers Held:	Director | **Independent** Chair of the Corporate Governance, Nominating and Risk Committee
Residence:	Calgary, Alberta, Canada
Age:	64
Director Since:	September 2017

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant.

Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of *In Situ* Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada Petroleum Company Ltd., serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil development.

Ms. MacKenzie serves on the boards of MEG Energy Corporation, Teine Energy Ltd. (private), and Shock Trauma Air Rescue Services (STARS). She previously served on the boards of Enerplus Corporation, Freehold Royalties Ltd., TransGlobe Energy Corporation, FortisAlberta Inc., Safe Haven Foundation of Canada and the Calgary Women's Emergency Shelter.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration degree from the University of Calgary. She is a Life Member of the Association of Professional Engineers and Geoscientists of Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,901,897 (98.28%)	138,697 (1.72%)
2023 Annual Meeting	5,336,522 (78.20%)	1,487,865 (21.80%)

Other Public Company Boards and Last Five Years

Company	Committees	Dates
MEG Energy Corporation	Health, Safety, Environment and Reserves Committee (Chair), Human Resources and Compensation Committee, and Audit Committee	2020 – Present
Enerplus Corporation	Corporate Governance and Nominating Committee (Chair), Compensation and Human Resources Committee (Chair), Safety and Social Responsibility Committee (Chair), Reserves Committee, and Audit Committee	2011 – 2023
Freehold Royalties Ltd.	Compensation, Human Resources and Governance Committee (Chair), and Reserves Committee	2014 – 2022
TransGlobe Energy Corporation	Compensation, Governance and Human Resources Committee (Chair), Reserves and Health, Safety, Environment and Social Responsibility Committee	2014 – 2020

Securities Held as at March 28, 2025

Securities Held		Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[(1)(2)]	Market Value[(3)]	
3,225	Shares	$226,504	$209,045	Yes
18,513	DSUs	$1,214,321	$1,200,065	
21,738	**Total**	**$1,440,825**	**$1,409,110**	

Dr. Kevin O. Meyers



Positions/Officers Held:	Director | **Independent**
	Chair of the Human Resources and Compensation Committee
Residence:	Anchorage, Alaska, U.S.A
Age:	71
Director Since:	September 2011

Kevin O. Meyers is an independent energy consultant and corporate director. He currently serves on the board of Hess Corporation. He was the Chairman of the Board of Denbury Inc. until it's purchase by ExxonMobil in November 2023. Dr. Meyers has also served on several non-profit boards, including the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers has over 40 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas.

Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian, and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance. Prior to joining ConocoPhillips, he served in engineering, technical and executive roles with ARCO.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,452,216 (92.68%)	588,378 (7.32%)
2023 Annual Meeting	5,582,996 (81.81%)	1,241,391 (18.19%)

Other Public Company Boards and Last Five Years

Company	Committees	Dates
Hess Corporation	Audit Committee and Health, Safety and Environment Committee (Chair)	2013 – Present
Denbury, Inc.	Board Chair and member of Compensation Committee and Audit Committee	2020 – 2023
Hornbeck Offshore Services, Inc.	Compensation Committee (Chair)	2011 – 2022
Denbury Resources Inc.	Audit Committee, HSE and Reserves Committee (Chair)	2011 – 2020

Securities Held as at March 28, 2025

Securities Held		Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[1][2]	Market Value[3]	
4,180	Shares	$451,034	$270,948	Yes
19,569	DSUs	$1,660,087	$1,268,516	
23,749	**Total**	**$2,111,121**	**$1,539,463**	

David W. Williams



Positions/Officers Held:	Director | **Independent**
Residence:	Spring, Texas, U.S.A
Age:	68
Director Since:	September 2018

David W. Williams served as Chair, President and Chief Executive Officer of Noble Corporation from January 2008 until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chair of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chair of the General Membership Committee and as a member of the Executive Committee.

He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves on the Dean's Advisory Board of Mays Business School at Texas A&M University, the Houston Museum of Natural Science Board of Trustees and is a member of the board of The Children's Assessment Center Foundation.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Audit Committee	5/5	100%
Human Resources and Compensation Committee	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,944,654 (98.81%)	95,940 (1.19%)
2023 Annual Meeting	5,976,382 (87.57%)	848,005 (12.43%)

Securities Held as at March 28, 2025

Securities Held		Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[1][2]	Market Value[3]	
1,705	Shares	$134,175	$110,518	Yes
12,873	DSUs	$789,468	$834,444	
14,578	**Total**	**$923,644**	**$944,962**	

Alice L. Wong



Positions/Officers Held:	Director | **Independent**
Residence:	Saskatoon, Saskatchewan, Canada
Age:	66
Director Since:	May 2024

Alice L. Wong has more than 35 years of diverse experience in the nuclear fuel industry and most recently served as Senior Vice-President, Chief Corporate Officer at Cameco Corporation, before retiring in October 2024. She had senior executive oversight for human resources, business information services, sustainability, supply chain management, digital transformation, cyber risk management and internal audit. She also served as Vice-President Safety, Health, Environment, Quality and Regulatory Relations and Vice-President, Investor, Corporate and Government Relations. Further, she held positions in marketing, communications and strategic planning.

Before joining Cameco, she held various positions - sessional lecturer at the University of Saskatchewan, economics instructor at Saskatchewan Polytechnic, and Canada Revenue Agency auditor.

Ms. Wong serves on the board of Hecla Mining Company as chair of their Governance and Social Responsibility Committee. She previously served on the boards of Sask Energy Corporation, Canadian Nuclear Association, Mining Association of Canada, Saskatchewan Mining Association, and Uranium Producers of America.

Ms. Wong holds a Master of Arts (Economics) and a Bachelor of Commerce from the University of Saskatchewan and ICD.D designation from the Institute of Corporate Directors.

2024 Board and Committee Memberships

	Attendance	**Total**
Board of Directors	4/4	100%
Audit Committee	3/3	100%
Human Resources and Compensation Committee	2/2	100%

Past Voting Results

	Votes FOR	**Votes WITHHELD**
2024 Annual Meeting	7,529,780 (93.65%)	510,814 (6.35%)
2023 Annual Meeting	N/A	N/A

Other Public Company Boards and Last Five Years

Company	**Committees**	**Dates**
Hecla Mining Company	Governance and Social Responsibility Committee (Chair), Audit Committee, Compensation Committee and Health, Safety, Environmental and Technical Committee	2021 – Present

Securities Held as at March 28, 2025

		Value of Securities Held		
Securities Held		**Cost Basis**[1][2]	**Market Value**[3]	**Complies with Share Ownership Guidelines (2x)**
–	Shares	–	–	n/a
3,149	DSUs	$247,417	$204,118	
3,149	**Total**	**$247,417**	**$204,118**	

Kevin A. Neveu



Positions/Officers Held:	President & Chief Executive Officer
	Director | **Non-Independent**
Residence:	Houston, Texas, U.S.A
Age:	64
Director Since:	August 2007

Kevin A. Neveu is President, Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has over 43 years of experience in the oilfield services sector holding various engineering, manufacturing, marketing and management positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu is currently the Chairman of the International Association of Drilling Contractors and a past advisor for the University of Calgary's School of Public Policy. He is a former Corporate Board member of Finning International Inc., Bonanza Creek Energy Inc. and RigNet Inc. Mr. Neveu has also served on the Boards for a National Sports Organization as well as a Provincial Health Association.

Mr. Neveu holds a Bachelor of Science degree in Mechanical Engineering and is a graduate of the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program in Boston, Massachusetts.

2024 Board and Committee Memberships

	Attendance	Total
Board of Directors	7/7	100%
Audit Committee	5/5	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2024 Annual Meeting	7,963,039 (99.04%)	77,555 (0.96%)
2023 Annual Meeting	6,027,384 (88.32%)	797,003 (11.68%)

Securities Held as at March 28, 2025

		Value of Securities Held		
Securities Held		**Cost Basis**[1][2]	**Market Value**[3]	**Complies with Share Ownership Guidelines (5x)**
330,963	Shares	$31,628,692	$21,453,022	Yes
n/a	DSUs	n/a	n/a	
330,963	**Total**	**$31,628,692**	**$21,453,022**	

Notes:
(1) Cost basis is calculated using the actual purchase cost of the shares or the actual grant value of the DSUs.
(2) The cost basis values have been converted to Canadian dollars using the exchange rate of 1.4307.
(3) The Market Value is based on the closing price of Precision shares on the TSX on March 28, 2025 of $64.82.

HOW WE OPERATE

Integrity

We expect our directors to demonstrate deep engagement, diligently discharge their duties to both the Board and their committees, and always prioritize our best interests while upholding high standards of ethics and integrity.

This means:
- complying with our Code of Business Conduct and Ethics (the **Code**) policy, including our conflict of interest disclosure requirements
- developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
- diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
- actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
- refreshing their skills through active participation in continuing education, and
- keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met or exceeded our expectations. All directors:
- have a comprehensive understanding of our business
- are always well prepared for Board and committee discussions
- make constructive contributions to all discussions
- are available to meet with management and fellow directors, and
- have maintained a 100% attendance record at Board and committee meetings.

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director's ability to effectively serve on our Audit Committee. William Donovan and Lori Lancaster each serve on the audit committees of other public companies, and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision's best interests.

To the knowledge of the Corporation, and as the date of this Circular, the proposed nominees for election as a director of the Corporation have been a director of the following companies that have declared bankruptcy during the last 10 years:

- Mr. Neveu was a director of Bonanza Creek Energy, Inc. (**Bonanza Creek**) from 2011-2017. On January 4, 2017, Bonanza Creek and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors.
- On May 12, 2016, Penn Virginia Corporation (**Penn Virginia**), an entity which Mr. Krablin was a director of, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.
- On May 19, 2020, Hornbeck Offshore Services, Inc. (**Hornbeck**) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continued to serve on Hornbeck's board until August 2022.
- Ms. Lancaster served on the board of HighPoint Resources Corporation (**HighPoint Resources**). On March 14, 2021, HighPoint Resources filed a voluntarily petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware as part of a pre-packaged plan of reorganization. On April 1, 2021, HighPoint Resources successfully completed its merger with Bonanza Creek Energy Inc. Ms. Lancaster no longer sits on the board of HighPoint Resources.
- On July 30, 2020, Denbury Resources Inc. (**Denbury**) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Mr. Meyers served on Denbury Inc.'s board until it's purchase by ExxonMobil in November 2023.

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations for directors. During the onboarding process, our new directors meet with our management teams and receive a comprehensive orientation manual. This manual encompasses comprehensive information about Precision, including our values and strategic plans, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to ensure the content is current and appropriate.

New directors receive a copy of the charter of each committee on which they serve, along with access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Board Interlocks

We do not have a policy on interconnecting directorships. Every year, our Board reviews directors' independence. None of our directors currently serve together on any public or private company boards.

Avoiding Conflicts of Interest

Directors must disclose any potential conflicts of interest they may encounter in connection with our business. Some directors may hold managerial or director positions with customers or other oilfield service providers that could directly compete with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with our operations. All conflicts are subject to the procedures and remedies set out under the *Business Corporations Act (*Alberta*)*. If directors find themselves in a conflict of interest, it is their responsibility to advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to complete the Code of Business Conduct and Ethics training and confirm annually (or as needed) that they are free from any conflict of interest.

Director Development and Continuing Education

Continuing education provides a valuable resource for our directors to enhance their skills, deepen their understanding of our business and operations and stay current with emerging issues impacting our business, governance and compensation practices. This ongoing learning initiative is not confined to formal educational programs, it extends to independent reading and networking opportunities. Some of our directors express a preference for this versatility and personalized methodology. Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are welcome to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

See Appendix C for a list of the educational programs attended by our directors in 2024.

HOW WE ARE ORGANIZED, SELECTED AND EVALUATED

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candor and fosters a culture of open dialogue.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special *ad hoc* committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

- **Audit Committee –** Responsible for our financial reporting, internal control systems and external auditors.
- **Corporate Governance, Nominating and Risk Committee –** Responsible for corporate governance, enterprise risk management oversight and board composition and assessment.
- **Human Resources and Compensation Committee –** Responsible for human resources programs, compensation governance and executive compensation.
- **Adhoc Committees –** Specialty committees created by the Board.

Each standing committee has a charter, and each standing committee chair has a position description that is approved by the Board. Guided by the committee chair, each standing committee establishes annual goals in consultation with its members and management. These goals align with the committee charter, our strategic vision, the annual business plan and insight gleaned from engagement with shareholders or governance organizations. To ensure accountability and effectiveness, each standing committee conducts quarterly assessments to evaluate progress toward achieving its annual goals.

Our Committee Reports

Audit Committee

Chair	Members			
				
William T. Donovan	Steven W. Krablin	Lori A. Lancaster	David W. Williams	Alice L. Wong

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director's ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Each committee member is considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee reviews the Audit Committee charter and position description for the Audit Committee Chair annually.

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:
- annual audited financial statements and MD&A and related earnings news release, and
- quarterly financial statements and MD&A and related earnings news release.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:
- our disclosure controls and practices
- our internal controls over financial reporting
- the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings, and
- the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):
- appoints the lead audit partner
- reviews the external auditors' annual audit plan, fees, qualifications, performance and independence
- pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent, subject to limited exceptions for *de minimis* non-audit services and certain delegations permitted by applicable laws, and
- reviews the results of all reports of the external auditors, including the external auditors' report to shareholders.

The Audit Committee is also responsible for overseeing:
- compliance with laws and regulations relating to financial reporting
- compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
- certain financial risks delegated by the Board, and
- strategy and performance in respect of ESG related risks and their impact on the Corporation's financial statements and related internal controls.

The Audit Committee met five times in 2024 and met *in camera* without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at every meeting.

Corporate Governance, Nominating and Risk Committee

Chair	**Members**			
				
Susan M. MacKenzie	William T. Donovan	Steven W. Krablin	Lori A. Lancaster	Dr. Kevin O. Meyers

The Corporate Governance, Nominating and Risk Committee (**CGNRC**) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing governance best practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting board and director assessments, director recruitment and nomination and onboarding.

The CGNRC also reviews and approves its charter and position description for the CGNRC Chair annually.

Board Operations
Oversees the Board operations from a governance perspective:
- assesses the size and composition of the Board and committees
- ensures directors have access to continuing education programs, including programs on emerging risks and governance trends
- oversees directors' compliance with our Code of Business Conduct and Ethics, and
- assists the Board of Directors in fulfilling its oversight in responsibilities with respect to the Company's approach, planning, performance and reporting on ESG strategy.

Board and Director Assessment
Assesses the overall effectiveness of the Board and committees:
- develops and implements an evaluation process for continuous improvement in the performance of the Board, its committees, and individual directors
- assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates, and
- maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations
Recommends to the Board suitable director candidates for nomination for election:
- assesses each director's competencies and skills and annually reviews the ideal qualities and skills for an effective Board
- assesses new candidates on skills, qualifications and attributes against criteria approved by the Board
- oversees an orientation program for incoming directors and facilitates the departure process for outgoing Board members
- reviews near-term and long-term succession plans for the Board, and
- monitors Board diversity.

Corporate Governance Principles
Carries out corporate governance initiatives:
- evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
- assesses and implements evolving good governance practices and standards
- reviews key corporate policies including the Code of Business Conduct and Ethics
- assesses and reports on Board diversity annually
- monitors and assesses director independence, including related party transactions, and
- reviews the Board and CGNRC charters and position descriptions for the Chair of the Board, CEO and CGNRC Chair.

Enterprise Risk Management (ERM)
Ensures Precision actively evaluates its business risks:
- evaluates our approach to ERM to ensure we assess risks that may impede achievement of our business objectives
- reviews our insurance programs and our emergency response plan
- oversees our foreign anti-bribery and anti-corruption practices
- oversees our cybersecurity risk management, IT and use of AI risk, and
- reviews our processes to mitigate and manage risks within acceptable tolerances, as established by management.

The CGNRC met four times in 2024 and met *in camera* without management present at every meeting.

Human Resources and Compensation Committee

Chair   **Members**









| Dr. Kevin O. Meyers | Steven W. Krablin | Susan M. MacKenzie | David W. Williams | Alice L. Wong |

The Human Resources and Compensation Committee (**HRCC**) is responsible for human resources and compensation governance, talent management, succession planning, other employee-wide programs, and all matters relating to executive compensation. The average HRCC member tenure is eight years as of December 31, 2024.

The HRCC reviews the HRCC charter and position description for the HRCC Chair annually.

Director Compensation
Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):
- reviews director compensation every year, and recommends director compensation to the Board for approval.

Executive Compensation
Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our compensation philosophy and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC's review and recommendations include:
- the annual corporate goals and objectives for the CEO and other executive officers
- assessment of their performance against those goals and objectives
- the compensation for the CEO based on the HRCC's assessment with advice from an independent consultant
- the compensation for the executive officers based on the CEO's evaluations
- a review of our compensation program for the CEO and other executive officers
- employment contracts with the executive officers
- assess the results of the Corporation's most recent 'say on pay' advisory vote and any other feedback garnered through the Corporation's ongoing shareholder outreach initiatives
- review and approve the implementation or revision of any clawback policy, allowing the Company to recoup compensation pay to senior executive officers and other employees, and
- review and approve the executive compensation disclosure that management prepared for this Circular.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning
Monitors succession planning for the CEO and other key roles:
- reviews the succession planning process for the CEO, executive officers and all key positions
- develops a contingency plan, identifying replacements who can immediately step into those positions in the case of an emergency, and
- identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development progress in our talent management system.

Other Major Human Resources Programs
The HRCC is responsible for overseeing the development and implementation of programs aimed at:
- the Company's workforce and human capital management processes, including policies and strategies regarding recruitment and retention, career development and progression, workplace environment and culture, and organizational engagement and effectiveness
- the Company's human resource matters submitted through PD EthicsLine and report findings or recommendations to the Board
- reviews company-wide diversity and inclusion reports
- assist the Board of Directors in fulfilling its oversight in responsibilities with respect to the Company's approach, planning, performance and reporting on ESG strategy, and
- administration of pensions and benefits.

The HRCC met five times in 2024 and met *in camera* without management present at every meeting.

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession planning and execution.

The skills matrix below is aligned with our vision, strategy and five-year plan.

Internal Director Skills and Experience	MINIMUM PREFERENCE	W. Donovan	S. Krablin	L. Lancaster	S. MacKenzie	K. Meyers	K. Neveu	D. Williams	A. Wong
LEADERSHIP – with companies of scale similar to Precision									
Executive Leadership Experience driving organizational strategic insight, direction and execution as well as enterprise risk management.	5 or more	✓	✓	✓	✓	✓	✓	✓	✓
CEO Experience Experience as a CEO of a public company.	2 or more	✓	✓			✓	✓	✓	
Strategic Planning Experience with development, implementation and monitoring of strategic plans focusing on long term value creation and sustainability.	2 or more	✓	✓	✓	✓	✓	✓	✓	✓
Business Development Experience developing and implementing sales & marketing strategies focused on customer acquisition and retention.	3-4	✓	✓	✓	✓	✓	✓	✓	✓
INDUSTRY EXPERIENCE									
Oilfield Service Senior executive experience leading an oilfield service company.	3-4	✓	✓				✓	✓	
Oil and Gas or Alternative Energy Senior executive experience in the oil and gas industry, or other alternative energy expertise.	4-5		✓	✓	✓	✓	✓	✓	✓
Land Rig Technology Expertise Expertise understanding technology solutions regarding land drilling rigs, well service rigs and supporting energy transition objectives.	2-3		✓	✓	✓	✓	✓	✓	
FINANCIAL LITERACY									
Finance and Accounting Senior experience in financial accounting and reporting, corporate finance and internal controls.	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions Extensive experience in debt and equity markets as well as M&A and implementation.	3-4	✓	✓	✓	✓	✓	✓	✓	✓
BUSINESS EXPERIENCE									
International Senior executive experience in an organization with global operations.	2-3		✓	✓	✓	✓	✓	✓	✓
Information Technology Experience leading IT division and/or planning, implementation and monitoring of IT systems, including cybersecurity.	2-3		✓		✓	✓	✓	✓	✓
HR and Compensation Leadership or board/committee experience with human capital management including compensation programs and talent development.	2-3	✓	✓	✓	✓	✓	✓	✓	✓
Health, Safety, Environment, Climate and ESG Experience related to health, safety and environmental performance, regulations and compliance, climate and ESG stewardship.	2-3		✓	✓	✓	✓	✓	✓	✓
Legal, Regulatory and Public Policy Literacy in regulatory, corporate and governance issues relevant to a public issuer.	2-3	✓	✓	✓	✓	✓	✓	✓	✓
BOARD EXPERIENCE									
Experience as a board member, or working at senior executive levels with boards, of a major organization.	2-3	✓	✓	✓	✓	✓	✓	✓	✓

Board Effectiveness

The CGNRC implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board's effectiveness.

BOARD ASSESSMENT

The Chair of the CGNRC conducts formal assessments of the Board and committees and the Chair of the Board interviews each Director. The assessment process covers the following topics, among others:
- Ideal qualities and skills of an effective Board
- Board Charter and Position descriptions of the Chairs of the Board and Committees
- Progress on action items arising from the Board evaluations is reviewed annually, and
- Results of the board evaluations are shared with directors and areas of strength and improvement are reviewed and aligned with the board and committee goals.

COMMITTEE ASSESSMENT

Each committee Chair receives a peer evaluation, and each committee completes an assessment of its:
- Effectiveness as a committee, and
- Performance against the goals it sets for the year.

Each committee reviews its Charter and committee chair position description. The CGNRC also reviews the Board Charter and Chair of the Board position descriptions.

DIRECTOR ASSESSMENT

The Chair of the CGNRC and the Board Chair conduct the assessment of the directors. Directors offer input on ways to enhance the effectiveness of their peers and the Board through four components:
- An evaluation questionnaire to gather data to assess board skills, performance, qualities, and individual contributions,
- A peer assessment
- A self-assessment and
- Individual interviews with the Chair of the Board.

FEEDBACK

The Chair of the CGNRC summarizes the assessment findings and proposes actions for review with the CGNRC and approval of the full Board where needed. The Chair of the Board then discusses the results of the individual evaluations with each director. The evaluation process also includes a review of potential gap areas based on the skill matrix. Directors receive personal feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates as identified by the Board, management and shareholders from time to time.

Tenure and Term Limits

The Board has decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum. Additionally, the Board oversees directors' retirement and tenure plans as needed.

The average tenure of our nominated directors is approximately nine years. Over the same time frame, six directors have voluntarily retired, and five new directors have joined the Board. This successful and voluntary Board refreshment strategy continues to support our decision not to establish term or age limits.

The CGNRC reviews the Board's position on term limits and a mandatory retirement age periodically.

Committed to Nominating Qualified Board Members

When recruiting new directors, the CGNRC considers our vision and business strategy, the skills and competencies of existing directors, and identifies gaps in Board skills. The committee also takes into account the attributes, knowledge and experience that potential new directors should bring to enhance the overall effectiveness of the Board. The CGNRC also considers achieving an appropriate level of diversity based on factors such as gender, ethnicity, geography, nationality, and culture background as part of this process, including the level of female representation on the Board. In the assessment of Board composition, and the identification of suitable candidates, the CGNRC will include a slate of *Diverse Persons*[2] for all open Board seats. We have achieved our target of 30% female representation on the Board as set out in Precision's Diversity Policy.

Currently, 38% (three out of eight) of our Board members are female and 75% (six out of eight) self-identify as a *Diverse Persons*[2], as detailed in the following table.

Position	# Total[1]	# of Female	%of Female	# of Racially/Ethnically Diverse	% of Racially/Ethnically Diverse	# of Diverse Persons[2]	% of Diverse Persons[2]
Board of Directors	8	3	38%	1	12%	6	75%
Executive Officers[3]	5	1	20%	2	40%	3	60%

Notes:

[1] The Board diversity statistics reflect our 2025 Nominated Directors and the President and Chief Executive Officer.

[2] A *Diverse Persons* includes directors or executives that have self-identified into one or more of the following categories: Racialized Person, Female, LGBTQ2S+, disability and indigenous people (First Nations, Inuit, or Metis). Racialized is derived by the Ontario Human Rights Commission from the concept of "visible minority" defined as person other than Aboriginal Peoples, who are non-Caucasian in race or non-white in color. We have defined 'Disability' as a person with a physical or mental condition that is permanent, ongoing, episodic or of some persistence, and is a substantial or significant limit on an individual's ability to carry out some of life's important functions or activities, such as employment.

[3] Executive Officers includes the Chief Financial Officer, President, North American Drilling, Chief Administrative Officer, Chief Legal and Compliance Officer, and Chief Technology Officer.

Independence

A majority of the directors must be independent for the Board to carry out its duties and responsibilities effectively. Seven of our eight nominated directors (88%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA's standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that Mr. Neveu is not independent because of his role as Precision's President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director's ability to exercise independent judgement.

Strong and Committed Board

- The majority of our directors are independent
- All directors have senior leadership experience and represent a diverse mix of skills and experience, and
- All directors attended all board meetings and their respective committee meetings in 2024.

Directors must provide the CGNRC information about their business and other relationships with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board and annually thereafter. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board's independence assessment. In 2024, the CGNRC determined that no material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately nine years – you can read more about Mr. Krablin in his profile on page 13.

The Chair provides leadership to the Board, is responsible for its effective functioning, and is the primary liaison between the Board and management. Duties include:
- ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently
- setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
- ensuring the Board receives timely and relevant information
- ensuring the Board reviews and approves corporate strategy developed by management, and
- monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (**www.precisiondrilling.com**).

Meeting *In Camera*

The independent directors meet without management at every Board and committee meeting. The Board met seven times in 2024. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

WHAT WE PRIORITIZE



Strategy and Budget + Risk Oversight + Internal Controls + CEO Oversight + Succession Planning and Talent Management = Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan annually.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues, identify corporate opportunities and evaluate material risks facing our business. We also perform a look-back assessment of key strategic initiatives and recalibrate the strategic plan based on our progress, and establish annual corporate goals and objectives aligned with our strategic initiatives.

The Board holds an annual budget planning meeting with management to review and approve the business plan. Annually, the Board reviews and approves operating and capital budgets presented by management for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions, and strategic acquisitions or divestitures.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risks (you can read more about our *Risks in Our Business* in our Annual Information Form, and our discussion of compensation risk starting on page 37 of the Circular).

The Board maintains a very active approach to overseeing the internal risk function. The Board performs timely review of all risk-related matters, including an assessment of Precision's internal risk matrix and receiving quarterly updates from its delegated Internal Risk Committee. In addition, management provides quarterly comprehensive updates on risk to the Board and committees.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation, talent management and succession risks
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework cybersecurity and operational resiliency

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cyber and information security risks. Precision's Chief Administrative Officer (**CAO**) provides a comprehensive cybersecurity report to the CGNRC at each committee meeting, which includes artificial-intelligence related issues.

Our Board also oversees the Company's commitment, approach, planning, performance, monitoring and disclosure related to sustainability and material ESG matters, including quarterly reports on ESG mapping, materiality assessments and ESG-related risks. The CGNRC receives quarterly reports on climate-related risks, which include reviewing strategy, risk management and operating performance.

You can read about the specific activities of each committee beginning on page 23.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

The Board and Audit Committee ensure that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are safeguarded. Every quarter:
- management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee
- the Chief Financial Officer presents our financial results and forecasts to the Audit Committee
- we conduct an enterprise-wide certification process to reinforce risk accountability and compliance at all levels, and
- management reviews the results and updates the Board.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2024. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2023 and 2024 fiscal years.

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our day-to-day business. The CEO's key responsibilities include articulating our vision, developing and implementing a strategic plan consistent with our vision, and focusing on creating value for shareholders.

The CEO's annual objectives are specific and quantifiable. The HRCC recommends the CEO's annual objectives to the Board for approval and the full Board assesses the CEO's performance against these objectives at the end of the year.

> Annually, the Board approves a position description for the CEO, which is available in the corporate governance section of our website (**www.precisiondrilling.com**).

The Board has established clear limits of authority for the CEO, primarily focusing on financial matters, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles in the organization and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets *in camera* with the HRCC annually to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and other qualifications, including the proportion of female executives, when considering executive appointments. We have not established gender targets for our executives because we believe the skills, qualifications and attributes of the candidate and the needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person's career, fostered by exposure to a wide variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the Company.

Management focuses its attention on all levels of leadership to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

> **Talent/Human Capital Management Strategy**
> - Attract, develop and retain skilled employees with high potential
> - Selectively hire seasoned executives and senior managers
> - Provide competitive compensation to our employees
> - Identify, assess and develop organizational talent
> - Engage talent while monitoring employee development to drive high performance and retention, and
> - Provide select talent with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

HOW WE ARE COMPENSATED

Our director compensation program is based on four principles:
- attract and retain highly qualified directors with a sufficient range of skills, expertise and experience
- compensate directors appropriately for their knowledge and contributions
- align director interests with Precision's long-term success, and
- be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as Precision's President and Chief Executive Officer (see page 51) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:
- receive part of their retainer in DSUs, which tracks the performance of Precision shares
- can choose to receive all or some of their cash compensation in DSUs, and
- must meet share ownership requirements within four years of joining the Board.

You can read more about each director's share ownership beginning on page 13.

Approach

The Board generally sets compensation aligned with the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The HRCC uses this same peer group to benchmark executive compensation (see page 38).

The HRCC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian).

2024 Director Compensation

Historically, we have paid directors a combination of cash and share-based compensation in the form of DSUs so they have a vested interest in Precision's long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. Annually, the HRCC conducts a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities, and directors who serve as committee chairs also receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2024.

Name[1]	Cash Fees Earned	Share-based Awards[2]	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total[3]
Michael R. Culbert[4][5]	$24,739	$79,936	—	—	—	—	$104,675
William T. Donovan	$137,022	$164,426	—	—	—	—	$301,448
Steven W. Krablin	$246,640	$164,426	—	—	—	—	$411,066
Lori A. Lancaster	$116,469	$164,426	—	—	—	—	$280,895
Susan M. MacKenzie	$137,022	$164,426	—	—	—	—	$301,448
Kevin O. Meyers	$137,022	$164,426	—	—	—	—	$301,448
David W. Williams[5]	$124,690	$164,426	—	—	—	—	$289,116
Alice L.Wong[5]	$16,093	$166,779	—	—	—	—	$182,872

Notes:
(1) Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.
(2) Amounts represent the value of DSUs vested during the year as DSUs vest immediately upon grant.
(3) Directors' fees are paid in U.S. dollars. We used an average exchange rate of 1.3702 to convert the fees to Canadian dollars.
(4) Mr. Culbert decided to retire from our Board and did not stand for re-election at our 2024 Annual Meeting.
(5) Mr. Culbert, Mr. Williams, and Ms. Wong also attend meetings of the HSE Corporate Responsibility Council and are compensated for their participation as a Board representative. In 2024, Mr. Culbert attended two, Mr. Williams attended four, and Ms. Wong attended one council meeting and each received US$1,500 per meeting as fees.

Share-based awards are the portion of the annual retainer, meeting and other fees received as DSUs.

Directors are also reimbursed for travel expenses relating to Precision business.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision's long-term global operations strategy. The flat fee streamlines the compensation structure, caps director fees, and is a common corporate governance practice. Directors are not eligible to receive incentive awards other than DSUs.

The table below shows the 2024 director fee schedule.

In US$ 2024 Fixed Annual Retainer	Cash Retainer	DSU Retainer	Total Annual Retainer
Chair of the Board	$180,000	$125,000	$305,000
Board member who serves as a committee chair	$105,000	$125,000	$230,000
Board member	$90,000	$125,000	$215,000

Outstanding Share-Based Awards

The table below shows all outstanding share-based awards in Canadian dollars for each non-management director as of December 31, 2024. We calculated the market or payout values using US$61.07, the closing price of Precision shares on the NYSE on December 31, 2024, the final trading day of the fiscal year and an annual average exchange rate of 1.3702.

Non-management directors do not participate in our existing Omnibus Equity Incentive Plan (the **Omnibus Plan**), as such they do not have any outstanding option-based or performance share units (**PSU**) and restricted stock units (**RSU**) awards.

Name[1]	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
William T. Donovan	—	—	$1,724,775
Steven W. Krablin	—	—	$2,445,858
Lori A. Lancaster	—	—	$387,686
Susan M. MacKenzie	—	—	$1,490,664
Kevin O. Meyers	—	—	$1,637,590
David W. Williams	—	—	$1,077,225
Alice L.Wong	—	—	$166,150

Notes:
(1) Mr. Culbert decided to retire from our Board and did not stand for re-election at our 2024 Annual Meeting.
(2) At our annual meeting in 2024, shareholders approved our 2024 DSU plan, see *Appendix B* on page 76 for additional information.

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are expected to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and deferred share units (**DSUs**) towards meeting the guidelines. In addition, DSUs cannot be redeemed until a director retires from the Board other than DSUs under our 2024 DSU plan which may be settled for Precision shares prior to a director retiring from the Board (see more about the DSUs in *Appendix A - About DSUs*, and about the Director Share Unit Plan in *Appendix B – Summary of the Director Share Unit Plan* beginning on page 75).

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met or have time to meet our ownership guidelines in 2024.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters. The Board engages in and initiates regular shareholder outreach. We expect the nominated directors to attend the annual Meeting of shareholders, and to be available to speak to shareholders. The annual advisory vote on 'say on pay' is one way we receive formal feedback on executive compensation matters.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through Precision's Corporate Secretary:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta T2P 1G1
Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

Participate in Our 'say on pay' Advisory Vote

A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

WHAT IS OUR COMPENSATION OVERSIGHT AND PROCESS

WHO WE PAID IN 2024

WHAT WE PAID IN 2024

HOW OUR CEO IS COMPENSATED

2024 COMPENSATION DETAILS

✔ **THE BOARD RECOMMENDS A VOTE "FOR" OUR APPROACH TO EXECUTIVE COMPENSATION**

At Precision, our compensation programs are comprised of base salary, and targeted short and long-term incentives. In the design of our programs, we aim to achieve the following:

- Align with shareholder interests
- Provide market competitive "targeted" compensation levels with a comparator peer group
- Provide a direct link between executive pay and share price, financial and operational performance, and
- Support our short-term and long-term business strategies.

You can vote on our approach to executive compensation. The Board has held a 'say on pay' vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the Meeting, you will have the opportunity to vote *for* or *against* our approach to executive compensation through the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Precision's Management Information Circular delivered in advance of the 2025 Annual and Special Meeting of Shareholders."

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters. The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future.

We have typically received strong support from our shareholders with an average of 86% since 2011. In 2024, we received 78% in favour of our approach to executive compensation. The Board and the HRCC continue to seek input from our shareholders and monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

Please take time to read about our executive compensation program, which starts on page 36. The Compensation Discussion and Analysis section explains our approach, how executive compensation aligns with shareholder interests, the different program components and the decisions made by the Board about executive pay in 2024.

A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

We believe our 'say on pay' vote is essential to our approach to executive pay. Since 2011, the Board has held an annual vote to ensure shareholder input and alignment with their interests. In 2024, we had 61% of our total shareholders participate in our 'say on pay' vote, yielding a 78% approval rate.

The HRCC and Board are committed to attracting, retaining, and engaging top talent for our senior leadership roles to drive our strategic objectives and positive shareholder returns. We remain committed to engaging with shareholders and incorporating their insights into our competitive, pay-for-performance compensation programs.

Summary of Engagements and Efforts

At Precision, shareholder engagement is a key pillar of our corporate governance. To foster open dialogue, our Board launched a formal shareholder engagement program in 2017, providing a platform to discuss executive compensation. Over the past eight years, we have actively sought and incorporated shareholder feedback into our compensation programs.

Engagement	Approach	Topics Discussed
■ Met with all shareholders requesting meetings and the majority of our top 25 actively managed shareholders. ■ Retail investors held approximately 30% of total outstanding shares in 2024.	■ Led by HRCC, engagement occurs via quarterly calls, investor presentations, industry conferences, and individual meetings. ■ Shareholder feedback is regularly reported to the Board and used in executive compensation and sustainability discussions.	■ Executive compensation and 'say on pay' proposals. ■ Economic and geopolitical impacts on operations. ■ Strategic initiatives, including investments in Alpha™ and EverGreen™ technologies. ■ Financial structure and share-based compensation accounting.

In 2024, our HRCC and management team engaged with shareholders and leading proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis. These discussions helped us better understand their methodologies for peer group selection and their approach to quantitative and qualitative analyses.This engagement remains essential in shaping our compensation strategies and governance practices.

Competing for Talent and Paying for Performance

The HRCC and Board are committed to attracting, retaining, and engaging top talent for our senior leadership roles to drive our strategic objectives and positive shareholder returns. With increasing competition for executive talent in the oilfield services sector, intensified by technological advancements and industry growth, Precision must offer competitive compensation to retain key leaders. Our approach aligns pay with that of direct industry peers competing for similar talent.

The Board and HRCC believe executive compensation should be largely performance-based, tied to financial and operational goals, and aligned with shareholder returns. Currently, 83% of the CEO's pay and 75% of NEOs' pay is "at risk," consisting of short- and long-term incentives.

Managing this approach amid the cyclical nature of the oilfield services industry presents challenges, but the HRCC conducts annual reviews to ensure alignment with corporate strategy. We have implemented a balanced mix of pay, metrics, and plan governance to drive executive performance and create shareholder value. Details on our compensation philosophy, peer groups, incentive plans and key decisions influenced by shareholder feedback, can be found in the *Compensation Discussion and Analysis* section on page 36.

Our Commitment to Shareholders

Our executive compensation approach balances market realities with setting strong financial and operational goals, retaining top talent, and driving long-term shareholder value. We remain committed to refining our strategy, staying agile in response to market shifts and governance practices, and engaging directly with shareholders.

We welcome your feedback and the opportunity to discuss these matters further. To arrange a meeting with me, Chair of the HRCC, please contact me through email at investorrelations@precisiondrilling.com.

Thank you for your continued support.

Sincerely,

/s/ Kevin O. Meyers

Dr. Kevin O. Meyers
Chair of the Human Resource and Compensation Committee

WHAT IS OUR COMPENSATION OVERSIGHT AND PROCESS

Compensation Discussion and Analysis

Compensation Governance

We have designed our executive compensation program to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long-term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs, and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for oversight of our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All four members of the HRCC (Dr. Kevin Meyers, the Committee Chair, Susan MacKenzie, David Williams and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision's shareholders.

Skills and Experience	Number of Committee Members
Business or industry experience	4 of 4
Financial background	4 of 4
Human resources or compensation experience (including compensation committees of other public companies or organizations)	4 of 4
Senior leadership experience	4 of 4

Our Compensation Practices

1. The Board has final approval of all decisions about executive compensation
2. The HRCC consists entirely of independent directors
3. The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation
4. Compensation decisions are made using a formal assessment process and pre-established metrics
5. The Board can use informed judgement to adjust incentive payouts based on its overall assessment
6. Executives are encouraged to own Precision shares through our share ownership guidelines and employee share purchase plan, so they have a vested interest in our future success
7. The HRCC and the Board discuss and approve the incentive plan metrics, and
8. The HRCC conducts regular compensation risk assessments.

Role of the Independent Compensation Consultant

Since 2019, the HRCC has engaged Meridian Compensation Partners (**Meridian**) as its independent advisor for research and analysis on executive compensation matters. Meridian provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account, but ultimately makes its own recommendations and decisions.

The HRCC and management regularly assess the independence of the compensation consultant, and in 2024 confirmed that Meridian's work has not raised any conflicts of interest.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2023	2024
Executive compensation-related fees (HRCC)	$192,290	$208,350
All other fees (pension and benefits consulting)	—	—
Total fees	**$192,290**	**$208,350**

Role of Management

In addition to the support of the independent compensation consultant, management regularly provides data, analysis and recommendations to the HRCC specific to our compensation programs and policies for personnel below the CEO and other NEOs. Management administers the programs and policies as directed by the HRCC and provides ongoing review of the effectiveness of our compensation programs, and the alignment with our strategic objectives.

The HRCC holds regular sessions *in camera* without management present at every meeting to discuss compensation decisions and any other matters relating to the design and governance of the executive compensation programs.

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment using a framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2024, Meridian reviewed the following seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision:

1. Pay mix
2. Incentive plan funding, leverage and caps
3. Performance period
4. Performance measures
5. Pay-for-performance
6. Amount of incentive payouts, and
7. Plan governance and risk mitigation.

Compensation Design and Decision Making

Executive compensation at Precision is designed to support the Company's corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of assessing our corporate, individual and share price performance. Our customers continually challenge us to deliver our services faster and safer, while also enhancing well economics. With these challenges in mind, attracting, retaining, and engaging leaders to deliver our strategic objectives and drive shareholder returns is the primary focus of the HRCC and the Board. Specifically, the Board deems the retention of the current leadership to be a high priority to position the Company for continued long-term success.

Our compensation program must be competitive to attract, engage and retain high-performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

Our compensation program:
- aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
- supports the achievement of our short-term and long-term strategic objectives and priorities
- balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
- creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable/at-risk pay that is competitive with the market and ties potential future payouts to our share performance, and
- is aligned with both our peer group and the oilfield services industry in terms of plan design and structure.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is variable/at-risk and not guaranteed.

Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflects good governance practices. The summary below sets out what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO
✓ Align pay with financial, strategic, operational, and individual performance results	✗ No excessive risk taking in incentive plan design
✓ Conduct a compensation risk assessment every two years	✗ No tax gross ups
	✗ No guaranteed bonuses
✓ Engage with an independent compensation consultant	✗ No granting bonuses solely based on discretion
✓ Conduct an annual review of executive compensation as compared to our Compensation Peer Group	✗ No guaranteed annual increases in base salary
	✗ No hedging of Precision shares
✓ Provide double-trigger vesting in the event of a change-in-control	✗ No re-pricing of underwater stock options
	✗ No "single-trigger" change in control payments or benefits
✓ Engage with shareholders for feedback regarding our approach to executive compensation	✗ No adjustments to Board approved incentive metrics or targets during a performance period
✓ Allow for Clawbacks, per our policies	✗ No bonuses linked to acquisitions

Compensation Philosophy

Precision operates in a highly competitive market for talent. As such, we set forth a compensation philosophy that enables us to attract the highest quality executive level talent, retain them for the long-term, and engage and reward them for achieving strong performance against our short-term and long-term strategic objectives. We start with a targeted mix of pay that is heavily weighted toward variable or "at-risk" compensation, with the CEO being 18% fixed and 82% variable in 2024. In terms of our "fixed" compensation or base salary for our executives, we target alignment with the 50th percentile of our Compensation Peer Group. Our executive pay is deemed variable or "at-risk" through our short-term and long-term incentive plans, which utilize targeted amounts aligned with the 50th percentile of our Compensation Peer Group, and "realized" amounts aligned with the 75th percentile should above target or stretch performance be achieved. "Realized" compensation is determined through the achievement against stretch metrics which are share price relative to our PSU Peer Group and our strategic financial and operational objectives. Further details on our incentive plans can be found in the remainder of this section of the Circular.

Benchmarking

We benchmark executive compensation with the aim to attract, engage, and retain global talent and remain competitive in markets where we operate. The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We aim to align base salaries and total direct compensation aligned with or near the median (50th percentile) of our Compensation Peer Group.

Compensation Peer Group

Our Compensation Peer Group, which includes contract drilling, well servicing, and offshore drilling companies, has been carefully selected based on comparability to Precision – comparable business lines and similarity in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2024, 42% of our revenue was from our U.S. and international operations, and 58% was from our operations in Canada. Our leadership team is centralized in Houston, Texas and we compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include both Canadian and U.S.-based companies. Establishing a peer group that consists of a mix of Canadian and U.S.-based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate.

- Revenue
- Earnings before interest, taxes, depreciation, and amortization (**EBITDA**)
- Assets

- Total employees
- Market capitalization
- Enterprise value

- Geographic footprint
- Complexity of service offerings

For benchmarking purposes, a review is performed of the proxy materials of peer companies. If compensation data for equivalent executive positions is not publicly available, we use third party compensation survey data, and relevant information from other companies in the energy services sector that have revenue of a similar size, as well as similar operational makeup.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

> We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 48 for details).

2024 Compensation Peer Group

We benchmarked compensation levels for 2024 against the following 16 companies.

- CES Energy Solutions Corp.
- Diamond Offshore Drilling, Inc.
- Enerflex Ltd.
- Ensign Energy Services, Inc.
- Forum Energy Technologies, Inc.
- Helmerich & Payne, Inc.

- Liberty Oilfield Services, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- Noble Corp.
- Oil States International, Inc.
- Pason Systems

- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Energy Services Inc.
- TETRA Technologies, Inc.

With our operations spanning across Canada, the U.S. and the Middle East, the HRCC is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to be positioned near the median for the relevant metrics of size and operational complexity we compare. Among the metrics used to determine comparability are revenue (42nd percentile), EBITDA (69th percentile), assets (57th percentile), market capitalization (51st percentile), enterprise value (49th percentile), employee count (69th percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2024, Precision was on average at the 56th percentile of our Compensation Peer Group.

2025 Compensation Peer Group

The HRCC, with guidance from Meridian and input from management, conducted a review of the 2024 Compensation Peer Group and determined that Diamond Offshore Drilling, Inc. should be removed due to it being acquired by Noble Corp., with no further modifications to the peer group.

- CES Energy Solutions Corp.
- Enerflex Ltd.
- Ensign Energy Services, Inc.
- Forum Energy Technologies, Inc.
- Helmerich & Payne, Inc.
- Liberty Oilfield Services, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- Noble Corp.
- Oil States International, Inc.
- Pason Systems
- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Energy Services, Inc.
- TETRA Technologies, Inc.

Third-Party Advisory Service Firms' Peer Selection Process

In previous years, a proxy advisory firm evaluated Precision's pay and performance by comparing to a specific set of Canadian-only companies. This set included a limited number of direct peers, along with a larger group of less relevant Canadian industrial companies. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC's independent compensation consultant and consists of Canadian and U.S. companies as outlined above. We believe that a group of only Canadian companies is not appropriate, as we do not only target Canadian talent for our senior executive positions, who are all based in the U.S. Furthermore, many of the companies included by the proxy advisory firm do not compete within the drilling and oilfield services industries and are not subjected to the same business cycles and risks as Precision. Precision's long-term growth strategy includes U.S. and international operations. Since 2014, over 75% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston, Texas and paid in U.S. dollars. Accordingly, our 2025 Compensation Peer Group of 15 publicly traded companies includes 9 comparable U.S. companies out of 15 total peers that we compete with for talent, market share and customers.

Components of Executive Compensation

Total direct compensation for our executives includes a mix of fixed and variable/at-risk pay. In 2017, shareholders approved the existing Omnibus Plan, which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	15 - 30%	Cash	One year	- Fixed annual cash salary paid over the year
Variable/ At-risk	Short-term incentive	20 - 25%	Cash	One year	- Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target) with payouts calculated as a percentage of base salary paid in the calendar year
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)	- Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics), which metrics are currently 100% based on TSR, and our share price when units vest - Settled in cash, equity or a combination of both
			Restricted share units (RSUs)	Three years (one-third vests each year)	- Value depends on our share price when the units vest - Settled in cash, equity or combination of both
			Stock options[1]	Seven years (one-third vests each year over three years)	- Value depends on the appreciation in our share price relative to the strike price - Settled in equity

Notes:
(1) No stock options have been granted since 2019.

Compensation Pays Out Over Time

Our compensation program emphasizes variable / at-risk pay. Incentive awards account for the majority of executive pay and payout over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong linkage between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.



Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position and can count earned RSUs and PSUs that are to be paid in shares toward meeting the guidelines. Stock options cannot be counted toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary, while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 42 for information about the share ownership of each NEO.

Decision-Making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

OBJECTIVES LINKED TO STRATEGY

Our corporate objectives and incentive plan metrics are tied to our corporate strategy and annual published strategic priorities.

Our Board creates and approves the metrics and targets annually, and reports on their progress throughout the year, as well as provides shareholders the transparency of decision making and results through our management information circulars provided in connection with our annual meetings of shareholders.

Each executive has annual personal objectives and is compensated based on a combination of corporate and individual performance. The CEO recommends the corporate performance targets and personal objectives for himself and the senior executive team to the HRCC. These are reviewed and approved by the Board.

PERFORMANCE ASSESSMENT

The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation.

At the end of the year, the HRCC completes an assessment of corporate performance, our share performance, executive base salaries, and short-term and long-term incentives, consulting with its external consultant as needed. Once the HRCC completes the review and considers the external environment and other factors, it recommends the final compensation decisions to the full Board for its review and approval.

At the same time, the CEO prepares self-assessment of his performance for the year against targets and objectives that were approved at the beginning of the year. He also reviews the self-assessments prepared by each senior executive and evaluates their leadership in advancing our short and long-term strategic plans. The CAO assists the CEO in developing the recommendations and supporting materials for the HRCC's review and discussions.

Our performance-based and long-term incentive awards are valued and measured at the end of the performance period by our independent compensation consultant. Payouts associated are then assessed by the HRCC and recommended for approval of the Board.

PAY FOR PERFORMANCE

The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance.

This includes:
- approving any base salary adjustments
- assessing the financial and operational performance scores for the short-term incentive plan
- deciding whether to use positive or negative discretion and apply the corporate modifier to the short-term incentive plan
- deciding on new grants of long-term incentive awards
- determining performance metrics for long-term incentive awards and any applicable targets
- assessing the mix of long-term incentive vehicles (e.g., performance share units, restricted share units, and/or stock options)
- determining the payout of any performance share unit and restricted share unit awards that are vesting

FEEDBACK

Once the Board completes its review and considers the external environment and other factors, it approves all compensation decisions for the executive team.
- The Board uses informed judgement when necessary to align actual payouts with business performance and shareholder returns.

WHO WE PAID IN 2024



Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the Company in 2007. Mr. Neveu has over 43 years of experience in the oilfield services sector holding engineering, manufacturing, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 330,963 Precision shares; meets 5x shares ownership guidelines



Carey T. Ford | Chief Financial Officer

Carey Ford was appointed to his current position in 2016. He joined Precision in 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Chief Financial Officer in 2016. Mr. Ford has a BBA and MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector. Mr. Ford serves on the Board of XtremeX Mining Technology Inc. and is a past board member and co-president of The Children's Fund.

Owns 68,281 Precision shares; meets 2x shares ownership guidelines



Gene C. Stahl | President, North American Drilling

Gene Stahl was appointed as President, North American Drilling in 2023 and previously held the position of Chief Marketing Officer since 2019. Since joining Precision in 1993, Mr. Stahl has progressed his way through the organization holding several positions with increasing responsibility, including Contracts, Investor Relations, Engineering, Manufacturing, Rig Construction, Procurement, Field Training and Development, and Health, Safety and Environment (HSE). Mr. Stahl holds a Bachelor of Arts degree in Economics from the University of Calgary and is a graduate of the Harvard Business School, Advanced Management Program. He also serves as a member of the executive committee of the International Association of Drilling Contractors as well as the Chairman of the North American land advisory.

Owns 72,315 Precision shares; meets 2x shares ownership guidelines



Veronica H. Foley | Chief Legal and Compliance Officer

Veronica Foley joined Precision in 2010 and has served in her current position as the Chief Legal and Compliance Officer since 2016. She oversees the legal and compliance departments, ESG, internal audit, and business development functions. She has over 20 years of experience in the energy industry and previously practiced law at Norton Rose Fulbright, LLP advising major corporations and financial institutions. Ms. Foley serves on the Board of Spindletop Community Impact Partners and the Institute of Hispanic Culture of Houston. Ms. Foley holds a Bachelor of Arts degree in Psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 48,759 Precision shares; meets 2x shares ownership guidelines



Shuja U. Goraya | Chief Technology Officer

Shuja Goraya, appointed Chief Technology Officer in July 2018, plays a pivotal role in Precision Drilling's digital transformation journey. He leads the development and commercialization of strategic rig automation technologies, harnessing drilling domain expertise, data, AI, and robotics to drive efficiency and sustainability. Mr. Goraya concurrently oversees Precision Drilling's international operations, leveraging his vast industry experience to bring innovative solutions to global markets. Mr. Goraya brings over 30 years of proven expertise in the oil and gas industry. Before Precision Drilling, he held diverse roles in operational management, business development, and technology at Schlumberger (SLB) across various regions, including the United States, Canada, the Middle East, Africa, and Asia.

Owns 48,385 Precision shares; meets 2x shares ownership guidelines

Notes:
(1)   Share ownership is as of March 28, 2025. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

WHAT WE PAID IN 2024

Base Salary

Executives receive a base salary as fixed pay for performing their day-to-day responsibilities. The amount is based on each executive's experience, education, time in the role, performance, internal equity and market competitiveness (see page 38 for information about benchmarking and page 39 for our 2025 Compensation Peer Group). The base salaries for the CEO and the NEOs for 2024 and 2025 are included in the table below. The CEO has not received a change in base salary since 2017, with the exception of a voluntary reduction by 20% in 2020, which was reversed in 2021. The increases for the NEOs were aligned with a standard cost of living adjustment.

Named Executive	March 1, 2024 (US$)	March 1, 2025 (US$)	Percentage Increase
Kevin A. Neveu	$800,000	$800,000	0.0%
Carey T. Ford	$470,000	$479,400	2.0%
Gene C. Stahl	$460,000	$469,200	2.0%
Veronica H. Foley	$425,000	$433,500	2.0%
Shuja U. Goraya	$425,000	$433,500	2.0%

Short-term Incentive Plan (STIP)

Form	Annual cash bonus[1]
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate, financial, and individual performance objectives
Target award	Target award is based on the executive's role and level, and expressed as a percentage of base salary
Final award	▪ The actual or "realized" award is based on corporate (100%) performance ▪ Capped at 200% of the executive's target
Corporate modifier	▪ The Board can also use informed judgement to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, any safety related incidents or extenuating circumstances ▪ The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)
Forfeiture	See *Termination and Change of Control* on page 59

Notes:
(1) The Omnibus Plan allows us to pay bonuses in common shares, subject to the limits therein.

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic, ESG and operational metrics that focus executives on the successful execution of our strategic initiatives – all of which are critical to the success of our *High Performance*, *High Value* strategy.

Corporate Performance Metrics (100%)

The HRCC sets performance metrics at the beginning of each year based on our business objectives, management's recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective, which are approved by the Board and are not adjusted throughout the year.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 200% of the STIP target.

Corporate Modifier

The Board can use its informed judgement to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015.

Management provides quarterly updates to the HRCC that identifies both positive and negative factors that the HRCC should consider that are not quantified in the STIP scorecard. At the end of the year, the HRCC considers our progress on strategic deliverables that support our five-year strategic plan that are not quantified in the STIP scorecard, and any extenuating circumstances and provides a recommendation for the corporate modifier to the Board for approval. The corporate modifier cannot be applied to increase the corporate performance score above 200%.

After a comprehensive review of the scorecard and results, the Board determined not to utilize the corporate modifier to adjust the calculated score in 2024.

 **+**  **+**  **+** **=**

Financial Performance	Operational Excellence/ ESG Performance	Strategic Initiatives Performance	Corporate Modifier	Final Corporate Performance
73.30%	**9.54%**	**14.30%**	**0.00%**	**97.14%**

2024 Corporate Performance Score	Metric Weighting	Threshold (0.00%)	Target (100.00%)	Maximum (200.00%)	Actual Performance	Weighted Score
Financial Performance Metrics	**72.00%**					**73.30%**
STIP Adjusted EBITDA [1]	47.00%	$450,000,000	$615,000,000	$700,000,000	$568,600,000	40.40%
Measures our growth						
Return on Capital Employed [2]	5.00%	2.50%	5.00%	10.00%	8.04%	4.02%
Measures our profitability						
STIP Cash Flow [3]	20.00%	$200,000,000	$260,000,000	$320,000,000	$286,600,000	28.88%
2024 strategic objective						
Operational Excellence/ ESG Performance Metrics	**18.00%**					**9.54%**
Mechanical downtime	3.00%	1.00%	0.90%	0.80%	0.88%	3.60%
Low unplanned mechanical downtime lowers costs, increases revenue, and supports our High Performance, High Value customer service						
Employee retention	3.00%	85.00%	90.00%	95.00%	86.46%	1.94%
A key factor supporting our future growth and High Performance, High Value customer service						
Safety performance[4]						
A key factor supporting our future growth and High Performance, High Value customer service						
Total Recordable Incident Rate (TRIR)	3.00%	0.93	0.85	< 0.78	1.61	0.00%
SIF Unmitigated Rate	4.00%	0.90	0.70	< 0.50	Q1: 1.05 Q2: 1.09 Q3: 0.98 Q4: 0.60	0.00%
Triple Target Zero	3.00%	0.29	0.28	0.26	Q1: 0.44 Q2: 0.26 Q3: 0.46 Q4: 0.24	0.00%
ESG Initiatives	2.00%	The Board reviews the quality, quantity, and impact of ESG focused initiatives undertaken throughout the year to determine performance			Above Target	4.00%
Strategic Initiatives	**10.00%**					**14.30%**
R&M Optimization	5.00%	Performance for our strategic initiatives is evaluated based on predefined metrics and targets.			At Target	5.40%
International EBITDA	2.00%				Above Target	4.00%
Maintenance Capital Optimization	3.00%				Above Target	4.90%
Corporate Performance Score	**100.00%**					**97.14%**

Notes:

(1) *STIP Adjusted EBITDA*(earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization) is a Non-GAAP measure calculated by taking our Adjusted EBITDA, as reported in our Consolidated Statements of Net Earnings (Loss), and adding back $47 million of share-based compensation. STIP Adjusted EBITDA is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

(2) *Return on Capital Employed* does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on Capital Employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe Return on Capital Employed is a useful metric to measure the effectiveness of management's use of capital in the generation of earnings.

(3) *STIP Cash Flow* was a 2024-specific strategic financial objective to measure our current year cash flow generation. STIP Cash Flow is a Non-GAAP measure and was calculated by taking the increase in cash of $20 million, less the issuance of long-term debt of $27 million and adding back the repayment of long-term debt of $204 million, repurchase of share capital of $75 million, as reported in our Consolidated Statements of Cash Flows, and adding back the cash impact of capital spending for strategic investment of $20 million, in each case for the financial year ended December 2024.

(4) For our senior executives, while performance met the threshold for payout under certain safety metrics, the HRCC made the decision to remove any payout associated with safety based on its assessment of the Company's performance against metrics not included within the Scorecard.

2024 STIP Payouts

The table below shows the 2024 STIP payouts for each NEO, which were paid in March 2025. Targets for the 2024 metrics were approved by the Board in early February 2024. During the performance period, no adjustments were made to any metrics or targets. The payout amounts were calculated utilizing the pro-rated base salaries paid during the calendar year.

Named Executive	2024 STIP Eligible Base Salary[1]	STIP Target %	Corporate Performance	Corporate Modifier	STIP Payout[1]
Kevin A. Neveu	$1,096,176	110.00%	97.14%	0.00%	$1,171,308
Carey T. Ford	$641,757	85.00%	97.14%	0.00%	$529,893
Gene C. Stahl	$628,055	85.00%	97.14%	0.00%	$518,579
Veronica H. Foley	$580,097	75.00%	97.14%	0.00%	$422,630
Shuja U. Goraya	$580,097	85.00%	97.14%	0.00%	$478,981

Notes:
(1) All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2024 average exchange rate of 1.3702.

Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:
- align the interests of participants with those of our shareholders
- reward our people for growth in shareholder value and outperforming our industry peers, and
- retain key employees in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:
- PSUs
- RSUs, and
- stock options[1].

Notes:
(1) No stock options have been granted since 2019.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall target direct compensation. Our CEO and other NEO's were historically awarded a long-term incentive mix of PSUs and stock options. In 2019, RSUs were introduced and in 2020 the HRCC determined that no stock options would be granted to reduce the dilution of Company shares and align more closely with our pay-for-performance philosophy and industry practice. Since 2020, the CEO and the NEOs have received their LTIP grant targeted value as 70% PSUs and 30% RSUs, a notably heavier weighting towards PSUs than our peer group average of 55%.

Long-term incentive awards can be forfeited in certain circumstances – see *Termination and Change of Control* on page 59 for more information. PSUs, RSUs and stock options cannot be assigned, except by will.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on equity awards and individual limits, as part of the HRCC's responsibilities for administering the Omnibus Plan.

Each award has different vesting and eligibility criteria as described in the following table.

	Performance Share Units	Restricted Share Units	Stock Options[1]
Form of Award	▪ Share-based awards ▪ Potentially dilutive[2]	▪ Share-based awards ▪ Potentially dilutive[2]	▪ Option to buy Precision shares at a price that is at least the fair market value on the grant date ▪ Plan is dilutive
Who Participates	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ▪ Not open to non-management directors, all full-time employees are eligible participants	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees. ▪ Not open to non-management directors, all full-time employees are eligible participants	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees. ▪ Not open to non-management directors, all full-time employees are eligible participants
Vesting	▪ Cliff vest at the end of three years ▪ Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)	▪ One-third vest each year over three years ▪ Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)	▪ One-third vest each year beginning on the first anniversary of the grant date ▪ Expire after seven years ▪ If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it
Payout	▪ Settled in cash, equity, or a combination of both based formula on page 47	▪ Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity	▪ Based on fair market value (strike price) when the options are exercised ▪ The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date ▪ Options only have value if the price of Precision shares increases above the strike price

Notes:
(1) No stock options have been granted since 2019.
(2) PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both, subject to the limits in the Omnibus Plan.

2024 Long-term Incentive Awards

The table below shows the 2024 long-term incentive awards, which were granted in February 2024 to the CEO and other NEOs, which were allocated 70% PSUs and 30% RSUs.

Named Executive	Long-term Incentive Award ($)	PSU Award Value ($)	PSU Award Units (#)	RSU Award Value ($)	RSU Award Units (#)
Kevin A. Neveu	$4,288,880	$3,002,298	36,450	$1,286,582	15,620
Carey T. Ford	$1,710,564	$1,197,233	14,810	$513,331	6,350
Gene C. Stahl	$1,447,027	$1,012,919	12,530	$434,108	5,370
Veronica H. Foley	$1,052,531	$736,448	9,110	$316,083	3,910
Shuja U. Goraya	$1,052,531	$736,448	9,110	$316,083	3,910

Notes:
Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the grant date for the PSUs and RSUs of US$61.45. The grant values have been converted to Canadian dollars using the exchange rate of 1.3404.

2024 Long-term Incentive Grant Mechanics

In 2024, the HRCC remained focused on continuing to align our programs with our strategic priorities of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The HRCC made changes to the awards' mechanics in 2020 based on feedback from shareholders and prevailing trends in our Compensation Peer Group and determined they would be carried forward for LTIP awards granted in 2024, which include the following:

- **Maintain Award Mix Heavily Weighted on Performance-based Vesting –** The CEO and other NEO's award mix was 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.
- **TSR Collar –** The portion of PSUs granted in 2024 tied to the relative TSR metric includes a collar provision on the multiplier that:
   1) sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company's relative TSR ranking, and
   2) sets a floor at threshold (0.40x multiplier) in the event the Company's absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company's relative TSR ranking.
- **PSU Peer Group Includes S&P 500 Index –** Historically, our PSU Peer Groups have included companies with similar business operations (i.e., onshore drilling services and completion and production services) and companies that we regularly compete with for investors. The Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.
- **Cease Granting of Stock Options –** In order to reduce the dilution of Company shares, the Committee determined that no stock options would be granted in 2024, and none have been issued since 2019.
- **Manage Payout Costs with a Cap of 5.0x (five times) Original Grant Value –** For the 2024 grants, the maximum number of PSUs that may be earned is 2.0x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company's financial exposure by capping total PSU payouts at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

2024 PSU Grants

PSUs are cliff vested at the end of a three-year performance period. PSUs granted in 2024 will vest in February 2027. The amount the executives ultimately receive depends on the resulting multiplier, determined by our PSU performance metrics, and our share price at the end of the vesting period. In 2024, the Committee determined the weighting for the PSU metrics would be based on 100% relative TSR, aligned with our goal to enhance shareholder value.

 X  X  =

| Number of PSUs Granted | Payout Multiplier 0–2x based on performance metric results: 100% Relative TSR | Share Price[1] | Final PSU Payout |

Notes:
(1) Cash settlement for PSUs is based on the five-day volume weighted average price of Precision's shares prior to, but not including, the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued, subject to the Omnibus Plan, from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

Relative TSR – 100% weighting

Shareholder returns remain a key priority for Precision. Although macroeconomic events have disrupted conventional methods of valuation, traditional strategic actions, such as balance sheet improvement and share buybacks should ultimately translate into an increase in shareholder returns. Additionally, we believe relative TSR is an important measure of Company performance because it reflects our ability to outperform peer companies affected by similar market conditions. Precision's ranking and the resulting multiplier are determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. With our TSR collar, there is also a cap on the payout amounts should absolute TSR results be negative. TSR is adjusted to reflect dividends paid over the period, and the HRCC may determine the multiplier using interpolation if our performance falls between ranges. In 2022, the Committee increased the required ranking for a 2.0x payout to the 85th percentile or higher based on shareholder feedback.

TSR Ranking	Multiplier
85th Percentile or higher	2.0x payout
50th Percentile (median)	1.0x payout
35th Percentile	0.4x payout
Below 35th Percentile	zero payout

Relative TSR Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (onshore drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent. We have also included the S&P 500 Index in our PSU Performance Peer Group.

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:
- chooses companies with similar business operations (e.g., onshore drilling services and completion and production services)
- includes companies that we regularly compete with for investors
- includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance, and
- selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group. In 2024, the Committee continued to include a benchmark for the broader market's performance to represent the competition for investors outside of our sector.

The following 15 companies and 1 index make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2024 PSU awards:

- Calfrac Well Services Ltd.
- CES Energy Solutions Corp.
- Ensign Energy Services Inc.
- Helmerich & Payne, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- National Energy Services Reunited Corp.
- NextTier Oilfield Solutions, Inc.
- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Energy Services, Inc.
- Select Energy Services, Inc.
- TETRA Technologies
- Total Energy Services Inc.
- Trican Well Services Ltd.
- S&P 500 Index

TSR Collar

Starting with the 2020 PSU grants, the portion of PSUs tied to the relative TSR metric (100% in 2024) includes a collar provision on the multiplier that sets a cap at target (1.0x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company's relative TSR ranking. The collar also sets a floor at threshold (0.4x multiplier) in the event the Company's absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company's relative TSR ranking. A summary of the TSR Collar structure is shown below:

Absolute 3-Year TSR	Impact on TSR Multiplier
<0%	Cap of 1.0x, regardless of relative TSR ranking
>S&P 500 Index	Minimum of 0.4x, regardless of relative TSR ranking

At the end of the three-year performance period, the HRCC's compensation consultant assesses Precision's relative TSR performance. The HRCC reviews Meridian's assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

PSU Payout Cap of 5.0x (Five Times) Grant Value

The maximum number of PSUs that may be earned is 2.0x the number granted. Additionally, beginning with the 2020 PSU grants, the HRCC has implemented a ceiling whereby it manages the Company's financial exposure by capping total payout at 5.0x the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

2022 PSU Award Payouts

The 2022 PSU grants vested in February 2025. The award's performance was based 100% on relative TSR performance. The awards were paid out in shares and cash, and settled subsequent to December 31, 2024.

Our TSR for the three-year period ending February 2025 was compared to our PSU Performance Peer Group for the 2022 PSU awards:

- Calfrac Well Services Ltd.
- CES Energy Solutions Corp.
- Ensign Energy Services Inc.
- Helmerich & Payne, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- National Energy Services Reunited Corp.
- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Energy Services Inc.
- Select Water Solutions
- TETRA Technologies, Inc.
- Total Energy Services Inc.
- Trican Well Service Ltd.
- S&P 500 Index

Meridian provided the HRCC with a report of their assessment of our relative TSR ranking at the end of the three-year performance period, showing Precision had 45% total shareholder return over the three-year period resulting in the 67th percentile of the PSU Performance Peer Group.



Payout of 2022 PSU Awards

The payout multiplier as approved by the HRCC and the Board was 1.49x. The table below provides the payout details for the NEO's.

Named Executive	Number of PSUs Granted	Final Multiplier	Shares Received	PSU Cash Payout Amount[1]
Kevin A. Neveu	48,310	1.49x	39,410	$2,691,673
Carey T. Ford	15,520	1.49x	12,395	$886,689
Gene C. Stahl	13,840	1.49x	11,141	$783,453
Veronica H. Foley	10,900	1.49x	8,831	$612,311
Shuja U. Goraya	10,900	1.49x	8,831	$612,311

Notes:
(1) PSU payouts were settled with common shares issued from treasury for units earned up to a 1.0x multiplier, with units earned by the multiplier above 1.0x paid out in cash. The total award value of the payouts as presented in the table above utilize the volume weighted average price of Precision shares for the five trading days prior to the vesting date, which was US$60.31, and converted to Canadian dollars using the exchange rate of 1.3702 for any amounts paid in cash.

All Other Compensation

Retirement Benefits

The NEOs participate in the same retirement plans as our other full-time employees, and participation is voluntary.

The Canadian program has three components:
- a defined contribution pension plan where we match participants' contributions up to 5% of their base salary
- a group registered retirement savings plan, and
- a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants' contributions up to 5% of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain employees. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares. Currently, we match 20% of an employee's contribution, and the employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase additional Precision shares.

Participants can change their contribution percentage and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees. The table below shows the number of shares purchased by participants (including any applicable company match) through the plan for the previous three years:

as at December 31	2022	2023	2024
Number of shares purchased	17,699	37,555	47,092
Number of shares outstanding	13,558,525	14,336,539	13,779,502
Burn rate	**0.13%**	**0.26%**	**0.34%**

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining high performing employees in a highly competitive market.

Our Canadian, U.S. and International benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:
- basic, optional and dependent life insurance
- basic, optional, accidental death and dismemberment insurance
- extended health, vision and dental care
- short-term and long-term disability insurance
- employee assistance plan, and
- out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the *Summary Compensation Table* on page 55 for more information.

2025 Compensation Decisions

Base Salary

The CEO's base salary for 2025 remains unchanged at US$800,000, as it has been since 2017. Modest increases of 2% were applied to the other NEOs salaries in 2025 to align with cost-of-living adjustments.

Short-term Incentives

No major changes were made to the 2025 STIP scorecard, which remains heavily weighted towards our financial metrics, and maintains ESG metrics as a component reflecting our commitment to the safety of our employees, customers, communities where we operate, and the environment. The individual component was removed from the scorecard for the CEO and other NEOs in 2022, making their STIP 100% based on company performance since that time. The CEO's targeted amount for 2025 will remain at 110% of his base salary, with no adjustments made to the STIP targets for the other NEOs.

Long-term Incentives

In February 2025, the HRCC determined the 2025 PSU performance multiplier will be based 100% on relative TSR to continue our focus on shareholder returns. The CEO's targeted grant amount for 2025 will remain at US$3,200,000, with no adjustments made to the LTIP targets for the other NEOs.

All of the construct changes implemented since 2020 to our LTIP awards were carried forward for 2025 awards, including:
- Negative TSR collar
- S&P 500 Index included in the 2025 PSU Peer Group
- Payout cap of 5.0x original grant value, and
- In 2022, increased PSU threshold for 2.0x multiplier from 75th percentile to 85th percentile of peer group.

HOW OUR CEO IS COMPENSATED



Kevin A. Neveu

President and Chief Executive Officer

Based in Houston, Texas

CEO since 2007

2024 Strategic Priorities and Accomplishments

At the beginning of each year, Precision establishes its key strategic priorities and measures its results against these throughout the year. In 2024, Mr. Neveu successfully led the Company through another year of industry cyclicality caused by oil price volatility, continue low natural gas prices and economic uncertainty, and delivered on the Company's strategic priorities.

Below is a summary of our 2024 strategic priorities and our accomplishments. A summary of our priorities and accomplishments for the last three years can be found on pages 2 to 4.

Leverage our scale and generate free cash flow

With strong demand for its services and Mr. Neveu's effective management of Precision's *Super Series* equipment, workforce, and cost structure, the Company delivered another year of strong free cash flow. Precision generated $482 million of cash provided by operations and met its debt reduction and share repurchase goals while building its cash balance by $20 million.

In Canada, we increased the utilization of our *Super Single* and teledouble rigs, driving Canadian drilling activity up 12% over 2023. Our *Super Triple* and *Super Single* rigs, which represent 80% of the Company's Canadian fleet, are nearly fully utilized. Internationally our drilling utilization days increased 37% in 2024 following the recertification and reactivation of four rigs in 2023. In 2024, we had eight active rigs in the Middle East, the majority of these rigs are under five-year term contracts that stretch into 2027 and 2028.

During the year, we also successfully integrated the 2023 acquisition of CWC Energy Services Corp. increasing well servicing rig operating hours 26% over 2023 levels, Completion and Production Services revenue 23%, and Adjusted EBITDA 30% year over year. The Company also achieved its $20 million annual synergies target from the acquisition. In three years, Mr. Neveu has transformed our well servicing business with two strategic acquisitions, which more than doubled Completion and Production Service revenue and Adjusted EBITDA[1] since 2021 and solidified Precision as the premier well service provider in Canada.

Reduce debt and increase free cash flow allocated to shareholders

In 2024, Precision reduced debt by $176 million, achieving the mid-point of its target range of $150 million to $200 million. Over the past three years, Precision has reduced debt by $435 million and is well on track to meet its revised long-term debt repayment target of $700 million between 2022 and 2027.

Precision also increased its free cash flow allocation to shareholders, repurchasing $75 million of common shares compared to $30 million in 2023. Precision repurchased and cancelled 833,614 common shares in 2024, accounting for approximately 6% of our available public float.

Mr. Neveu has prioritized Precision's capital allocation plans since 2015, allocating $1.5 billion of its free cash flow to debt repayments and share buy backs, while investing $1.3 billion in its fleet and completing two acquisitions.

Deliver operational excellence, strengthen our competitive position, and extend market penetration of our Alpha™ and EverGreen™ products

Mr. Neveu continues to differentiate Precision from the competition with a strategic focus on *Super Series* equipment, commercially deploying digital and emissions-reducing technologies, and developing its people.

In 2017, Mr. Neveu launched Precision's digital strategy, branding and commercializing the offering as "Alpha™" two years later. Today, 80% of Precision's AC *Super Triple* drilling rigs are equipped with Alpha™. In 2021, Mr. Neveu launched Precision's EverGreen™ suite of environmental solutions, bolstering the Company's commitment to reduce the environmental impact of oilfield operations. This suite of environmental solutions offers customers products and applications to measure and reduce their GHG emissions during drilling operations. In 2024, Precision successfully deployed its first *Super Triple* rig with robotics. All these enhancements have allowed Precision to improve its competitive position, grow market share, generate substantial free cash flow, and enhance investor returns.

Additional 2024 Achievements

Organizational Development – Employee Development

Mr. Neveu continued to drive leadership excellence by focusing on robust assessments of leadership competencies and targeted individual development plans to build a stronger global leadership pipeline in both field and corporate roles. In 2024, we had more than 200 corporate and field managers participate in our Leadership Exchange program, and 82 employees in our enhanced New People Leader Orientation. Additionally, 684 rig-based employees completed our New Employee Orientation with our industry-leading safety and performance training programs at our world-class facilities in Nisku, Alberta and Houston, Texas. With Mr. Neveu's endorsement, Precision's internship program brought on 37 summer interns in Canada and 20 interns in the United States from 26 universities, continuing to support and develop the future workforce of the oilfield service industry.

Investment Community – Engagement and Investor Updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu's high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 100 face-to-face or virtual meetings with investors in 2024. Mr. Neveu also organized a shareholder outreach program for Precision's top shareholders with the CGNRC and the Chair of our HRCC.

Industry and Community Involvement – Government Relations (Alberta), Speaking Engagements and Community Involvement

Throughout 2024, Mr. Neveu spoke at numerous events for the International Association of Drilling Contractors (**IADC**) as well as for the Canadian Association of Energy Contractors (**CAOEC**). Mr. Neveu also remained focused on community involvement through various contributions and corporate donations.

2024 CEO Compensation

Mr. Neveu's total direct compensation for 2024 is aligned slightly above the median (50th percentile) of our 2024 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive's experience, performance, and other factors.

2024 Pay Mix

The graph below shows the breakdown of Mr. Neveu's total direct compensation for 2024 converted to Canadian dollars as reported in the Summary Compensation Table on page 55.



$6,624,286
2024 Summary
Compensation Table Total

Share-based Awards
Annual Incentive Plan
Salary
All Other Compensation

Variable/at-risk Compensation – 82%

Share-based Awards
$4,288,880

Includes awards that will be paid out over the next 3 years based on the share price and performance against our metric targets, comprised of 30% RSUs and 70% PSUs.

Annual Incentive Plan
$1,171,308

Includes compensation tied directly to annual operational and financial performance against Board approved targets and objectives.

Salary
$1,096,176

Base Salary is a fixed amount based on experience, education, time in the role, performance, internal equity and market competitiveness against our Peer Group.

All Other Compensation
$67,922

Includes leased vehicle, parking, tax preparation services, executive health program, employer portion of benefit premiums, employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Base Salary

The Board has made no increases to the CEO's base salary since 2016. On April 1, 2020, in response to market conditions, the CEO received a 20% base salary reduction which was effective through the remainder of the year and reversed January 1, 2021. No other adjustments have been made to the CEO's base salary, which remains at US$800,000.

Short-term Incentive

Mr. Neveu received a 2024 STIP payout of US$854,832 that was based on his targeted award (110% of base salary) and the Board's assessment of our corporate performance in 2024. Our 2024 corporate performance score was calculated at 97.14%.

Long-term Incentive

Mr. Neveu's targeted 2024 LTIP grant was US$3,200,000. His LTIP grant was allocated 70% PSUs and 30% RSUs, and maintained the same allocation established in 2020. In 2019, his LTIP award was allocated 70% PSUs, 20% RSUs and 10% stock options and in 2018, his LTIP award was allocated 70% PSUs and 30% stock options.

Five Year Compensation Lookback - Realized Pay Aligned with Share Price Performance

The following chart shows the total targeted compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual "realized" compensation received during the previous five years in U.S. dollars.



Perquisites

Mr. Neveu's perquisites include a leased vehicle, parking, tax preparation services, an executive health program, the employer portion of benefit premiums, the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Share Ownership (as of March 28, 2025)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the higher of the actual purchase cost or the current market value of our shares.

Number of Precision shares	Market Value[1]	Meets Share Ownership Target[2]
330,963	$21,453,022	Yes, holds 5x his base salary

Notes:
(1) The market value of Mr. Neveu's shares are based on $64.82, the closing price of Precision shares on the TSX on March 28, 2025.
(2) Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu's share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 28, 2025 exchange rate.

Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2019 and dividends were reinvested over the same period. It compares Precision to the TSR of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2024 PSU Performance Peer Group.



Total Shareholder Return

at December 31	2019	2020	2021	2022	2023	2024
Precision (PD: TSX)	$100	$58	$123	$286	$199	$243
S&P/TSX Composite	$100	$102	$124	$114	$123	$145
S&P/TSX Equal Weight Oil & Gas Index	$100	$69	$109	$138	$137	$160
2024 PSU Performance Peer Group[1]	$100	$55	$73	$139	$135	$128

Notes:

(1) Our 2024 PSU Performance Peer Group consisted of 15 companies with similar business operations that we compete with for investors and one index, the S&P 500. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 48 for details about our 2024 PSU Performance Peer Group).

Cost of Management Ratio

The table below compares our Adjusted EBITDA to the total compensation paid to our NEOs for the last five years. Overall, the Cost of Management Ratio has averaged below 5% of Adjusted EBITDA over the past five years.

($ in millions)	2020	2021	2022	2023	2024	
Total compensation cost	$13.9	$11.9	$14.9	$16.3	$16.6	Five year average
Adjusted EBITDA	$263.7	$192.8	$311.6	$611.2	$568.6	cost of management
Cost of management ratio	5.27%	6.17%	4.77%	2.66%	2.83%	ratio 4.34%

The cost of management ratio includes the following NEOs:

2020: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr
2021: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr
2022: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya
2023: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya
2024: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya

There is no direct correlation between TSR and total cash compensation (base salary + short-term incentive) awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance, other than the extent to which our STIP scorecard results and share price performance are correlated. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which are aligned with shareholder interests. For more information, see *Long-term Incentive Plan* on page 45 for more information.

2024 COMPENSATION DETAILS

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31, 2024. All amounts are in Canadian dollars.

(as at December 31, 2024) Name and Principal Position	Year	Salary ($)[1]	Share-based Awards ($)[2]	Option-based Awards ($)	Non-equity Incentive Plan Annual Incentive Plan ($)[3]	Pension Value ($)[4]	All Other Compensation ($)[5]	Total Compensation ($)[6]
Kevin A. Neveu	2024	1,096,176	4,288,880	—	1,171,308	—	67,922	6,624,286
President and	2023	1,079,680	4,262,874	—	1,304,869	—	76,935	6,724,358
CEO	2022	1,041,456	3,677,834	—	1,464,901	—	199,354	6,383,545
Carey T. Ford	2024	625,005	1,710,564	—	529,893	—	61,107	2,926,569
Chief Financial	2023	615,600	1,665,354	—	575,682	—	62,000	2,918,636
Officer	2022	566,562	1,181,533	—	598,606	—	30,170	2,376,870
Gene C. Stahl	2024	613,371	1,447,027	—	518,579	—	67,650	2,646,627
President, North American	2023	604,140	1,332,283	—	498,245	—	79,000	2,513,668
Drilling	2022	566,744	1,053,627	—	598,351	—	48,222	2,266,944
Veronica H. Foley	2024	564,688	1,052,531	—	422,630	—	46,625	2,086,474
Chief Legal and Compliance	2023	556,190	999,212	—	458,827	—	29,000	2,043,229
Officer	2022	517,048	829,791	—	546,009	—	25,746	1,918,594
Shuja U. Goraya	2024	564,688	1,052,531	—	478,981	—	78,437	2,174,637
Chief Technology	2023	556,190	999,212	—	458,827	—	46,000	2,060,229
Officer	2022	508,464	829,791	—	538,237	—	46,992	1,923,484

Notes:

(1) 2024 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an annual average exchange rate of 1.3702.

(2) Share-based awards represent the grant date fair value of PSU and RSU awards calculated as the number of awards multiplied by the share price on the applicable grant date. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

    2024 awards: 1.3404 (February 1, 2024 for PSUs and RSUs)

    2023 awards: 1.3321 (February 1, 2023 for PSUs and RSUs)

    2022 awards: 1.2686 (February 1, 2022 for PSUs and RSUs)

(3) Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.

(4) Pension value represents Precision's matching contributions under the defined contribution pension plan.

(5) Perquisites totaled more than US$50,000 for each NEO and include the following:

    Mr. Neveu: a leased vehicle, parking, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

    Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

    Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

    Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

    Mr. Goraya: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

(6) If not specifically identified in one of the above footnotes, compensation for the NEOs for 2024, 2023 and 2022 was converted to Canadian dollars using the average exchange rate of 1.3702, 1.3496 and 1.3018 respectively.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2024 STIP award) for each NEO during the year ended December 31, 2024.

Named Executive	Option-based awards – Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)[2]	Non-equity incentive plan compensation – Value earned during the year ($)[3]
Kevin A. Neveu	—	$6,847,622	$1,171,308
Carey T. Ford	—	$2,255,717	$529,893
Gene C. Stahl	—	$1,993,094	$518,579
Veronica H. Foley	—	$1,557,676	$422,630
Shuja U. Goraya	—	$1,557,676	$478,981

Notes:

(1) Value calculated as the amount by which the closing price of the underlying common shares on the date of exercise exceeds the option exercise price before withholding of any taxes.

(2) Share-based awards – For the CEO and other NEOs, the value vested includes the 2022 PSU, the first tranche of the 2024 RSU payouts, the second tranche of the 2023 RSU payouts and the third tranche of the 2022 RSU payouts, which RSUs were settled with common shares issued from Treasury, and for the 2022 PSUs for units earned up to a 1.0x multiplier settlement was in common shares issued from Treasury, with units earned by the multiplier above 1.0x paid out in cash, with a final multiplier of 1.49x. The total award value of the payouts as presented in the table above utilizes the volume weighted average price of Precision shares for the five trading days prior to, but not including, the vesting date of US$60.31, and converted to Canadian dollars using the exchange rate of 1.3702 for any amounts paid in cash and the cost basis applied when the Executive's received control of the shares on February 19, 2025 of US$54.69.

(3) Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2024 average exchange rate of 1.3702.

Equity-based Compensation

Outstanding Option-based Awards and Share-based Awards

The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2024.

Named Executive	Year	Option-based Awards				Share-based Awards		
		Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options ($)[1]	Number of Share or Units of Shares that have not Vested (#)[2]	Market or Payout Value of Share-based Awards that have not vested ($)[1][3]	Market or Payout Value of Vest Share-based Awards Not Paid Out or Distributed ($)
Kevin A. Neveu	2024	—	—	—	—	52,070	$4,571,636	—
President	2023	—	—	—	—	35,477	$3,114,806	—
and CEO	2022	—	—	—	—	55,210	$4,847,322	—
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—
	2018	31,515	US$68.80	23-Feb-25	—	—	—	—
Total		**31,515**			**—**	**142,757**	**$12,533,764**	**—**
Carey T. Ford	2024	—	—	—	—	21,160	$1,857,803	—
Chief Financial	2023	—	—	—	—	13,860	$1,216,879	—
Officer	2022	—	—	—	—	17,738	$1,557,359	—
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—
	2018	7,590	US$68.80	23-Feb-25	—	—	—	—
Total		**7,590**			**—**	**52,758**	**$4,632,041**	**—**
Gene C. Stahl	2024	—	—	—	—	17,900	$1,571,582	—
President, North	2023	—	—	—	—	11,087	$973,415	—
American Drilling	2022	—	—	—	—	15,818	$1,388,787	—
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—
	2018	7,385	US$68.80	23-Feb-25	—	—	—	—
Total		**7,385**			**—**	**44,805**	**$3,933,785**	**—**
Veronica H. Foley	2024	—	—	—	—	13,020	$1,143,129	—
Chief Legal and	2023	—	—	—	—	8,317	$730,215	—
Compliance Officer	2022	—	—	—	—	12,458	$1,093,786	—
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
	2019	2,935	US$51.20	25-Feb-26	$28,968	—	—	—
Total		**2,935**			**$28,968**	**33,795**	**$2,967,130**	**—**
Shuja U. Goraya	2024	—	—	—	—	13,020	$1,143,129	—
Chief Technology	2023	—	—	—	—	8,317	$730,215	—
Officer	2022	—	—	—	—	12,458	$1,093,786	—
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
	2019	2,725	US$51.20	25-Feb-26	$26,896	—	—	—
	2018	2,668	US$72.46	3-Aug-25	—	—	—	—
Total		**5,393**			**$26,896**	**33,795**	**$2,967,130**	**—**

Notes:

(1) Values of the option-based and share-based awards granted to the CEO and other NEO's are based on US$61.07 the closing price of Precision shares on the NYSE on December 31, 2024 and were converted to Canadian dollars using the December 31, 2024 exchange rate of 1.4377.

(2) Share-based awards that have not vested for CEO and other NEO's are comprised of PSUs and RSUs. For Mr. Neveu, 2024 awards include, 36,450 PSUs and 15,620 RSUs, 2023 awards include, 27,590 PSUs and 7,887 RSUs, 2022 awards include 48,310 PSUs and 6,900 RSUs. For Mr. Ford, 2024 awards include 14,810 PSUs and 6,350 RSUs, 2023 awards include 10,780 PSUs and 3.080 RSUs, 2022 awards include 15,520 PSUs and 2,218 RSUs. For Mr. Stahl, 2024 awards include 12,530 PSUs and 5,370 RSUs, 2023 awards include 8,620 PSUs and 2,467 RSUs, 2022 awards include 13,840 PSUs and 1,978 RSUs. For Ms. Foley, 2024 awards include 9,110 PSUs and 3,910 RSUs, 2023 awards include 6,470 PSUs and 1,847 RSUs, 2022 awards include 10,900 PSUs and 1,558 RSUs. For Mr. Goraya, 2024 awards include 9,110 PSUs and 3,910 RSUs, 2023 awards include 6,470 PSUs and 1,847 RSUs 2022 awards include 10,900 PSUs and 1,558 RSU.

(3) The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance, see *2024 PSU Awards* on page 46.

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans (on a post-consolidation basis) as of December 31, 2024.

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders			
1. Omnibus Plan [1][2][3]	189,225	$94.19	508,422
2. DSU plans[4]	71,098	—	193,223
Equity compensation plans not approved by shareholders	—	—	—
Total	**260,323**		**701,645**

Notes:
(1) RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that may or are intended to be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see *2024 PSU Awards* on page 46).
(2) Stock options will only be granted under the Omnibus Plan going forward. 189,225 includes options outstanding under the stock option plan.
(3) The number of shares available for future issuance under the Omnibus Plan as the total plan limit 1,389,694 less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.
(4) DSUs outstanding include DSUs granted under the old DSU plan, the 2012 DSU plan and 2024 DSU plan. DSUs outstanding under the old DSU plan total 1,470. DSUs outstanding under the 2012 DSU plan total 66,875. DSUs under the 2024 DSU plan total 2,753.

Granting Stock Options and Awards

As of December 31, 2024, we had 13,779,502 shares outstanding and 508,422 shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 1,389,694 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2024 Burn Rate	**0.45%**

The table below provides details about award grants intended to be settled in shares under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2022		2023		2024	
Measure of dilution	# of Equity-based Awards	% of shares outstanding[1]	# of Equity-based Awards	% of shares outstanding[1]	# of Equity-based Awards	% of shares outstanding[1]
Annual grant – the total number of awards granted under the plans each year [2]	75,670	0.56%	46,740	0.33%	61,930	0.45%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	240,472	1.78%	244,068	1.70%	189,225	1.37%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	459,164	3.40%	248,207	1.73%	508,422	3.69%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	699,636	5.17%	492,275	3.43%	697,647	5.06%

Notes:
(1) Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31. RSUs and PSUs granted under the Omnibus Plan that are intended to be settled in common shares issued from treasury are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs (see *2024 PSU Awards* on page 46).

(2) The annual grant totals included in the table above represent only awards that are intended to be settled in common shares issued from treasury, as determined by the HRCC at the time of grant. Additional awards that are intended to be settled in cash, as determined by the HRCC at the time of grant and are accounted for as such in our financial statements, include the following; 2022: 344,880 RSU and PSU awards representing 2.55% of weighted average outstanding shares. 2023: 187,003 RSU and PSU awards representing 1.30% of weighted average outstanding shares, 2024:652,093 RSU and PSU awards representing 4.73% of weighted average outstanding shares .
(3) The 189,225 equity-based awards outstanding as of December 31, 2024 were made up of 117,212 executive RSUs and 72,013 stock options.

About the Stock Option Plan and Omnibus Plan

As of December 31, 2024, there were 189,225 stock options, PSUs and RSUs issued or outstanding under our stock option plan and our Omnibus Plan which have, may, or are intended to be settled in common shares issued from treasury, representing 1.37% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 71,098 DSUs under the DSU plans, representing 0.52% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our 2012 DSU plan was 0.00% from 2021 to 2023. Under the 2024 DSU Plan, 4,024 DSUs vested during the year and were settled in common shares. The burn rate for the DSU Plans in 2024 was 0.03%.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:
- increasing the number of Precision shares reserved for issue under the stock option plan
- reducing the exercise price of a stock option
- extending the term of a stock option
- increasing any limit in our stock option plan on grants to insiders
- adding any form of financial assistance by Precision for the exercise of options
- changing the amending provisions of the stock option plan, and
- granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See *Termination and Change of Control* on page 59 for a summary of the effect on employee's termination for or without cause will have on stock options, PSUs and RSUs.

At our annual meeting in 2022, shareholders approved amendments to the Omnibus Plan, including: (i) an increase by 200,000 to the maximum number of common shares available for issuance under the Omnibus Plan and removal of the sub-limit for certain share based awards, (ii) certain changes in respect of how awards (mainly options) under the Omnibus Plan that are not settled in treasury common shares will impact the remaining share reserve under the Omnibus Plan, (iii) amendments to provide that the share reserve under the Omnibus Plan will not be reduced by the assumption or substitution of equity-based awards of an entity that may be acquired by us or by common shares issued pursuant to an inducement award granted to persons not previously employed by us, and (iv) changes to the amending provisions to align the Omnibus Plan with more modern plans of other TSX listed companies. See our Management Information Circular for our 2022 annual meeting for further information. Additionally, at our 2024 annual meeting, shareholders approved a 500,000 common share increase to the number of common shares available for issuance under the Omnibus Plan. See our Management Information Circular for our 2024 annual meeting for further information.

The Board can, without shareholder approval, but subject to the following paragraph, amend or suspend any provision of the Omnibus Plan or any Award granted thereunder, or terminate the Omnibus Plan, at any time, regardless of whether any such amendment or suspension is material, fundamental or otherwise. However, except as subject to the Omnibus Plan and applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant. Amendments to the Omnibus Plan are also subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:
- any amendment to increase the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
- increasing the length of the period after a blackout period when stock options may be exercised
- to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
- to allow non-employee directors to participate under the Omnibus Plan
- to remove or exceed the limit of insiders participating in the Omnibus Plan
- to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions
- to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 (ten) business days following a blackout period if the option expired during or within 10 (ten) business days following a blackout period)
- to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes, and
- to change the amendment provisions that will increase the Board's authority to amend the Omnibus Plan without shareholder approval.

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:
- establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
- correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary, and
- seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of Mr. Neveu during 2024. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016. Mr. Stahl stopped participating in the DCPP upon his relocation to Houston on March 1, 2010 and in 2020, transferred his funds to an external locked-in registered retirement savings plan and is no longer a participant in the DCPP. As Mr. Ford, Ms. Foley, and Mr. Goraya are U.S.-based employees, they have not participated in the DCPP prior to or during 2024.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory[1] ($)	Non-Compensatory[2] ($)	Accumulated Value at Year-End ($)
Kevin Neveu	$716,093	—	$146,452	$862,546

Notes:
(1) Represents employer contributions during 2024.
(2) Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Termination and Change of Control

Employment Agreements

Precision maintains executive employment agreements with all of our NEOs, and in 2024 the HRCC and Board of Directors updated the CEO's employment agreement to align with industry standards and U.S. market practices. These updates ensure competitiveness while supporting the Company's long-term strategic objectives.

Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement (CEO only), death, disability, termination without cause and constructive dismissal. The terms of the agreements are based on competitive practices and include non-compete (CEO only) and non-solicitation provisions to protect Precision's interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan, except as noted in footnote 5 of the table under the heading *Termination and Change of Control Benefits* on page 60.

Change of Control

Under the terms of our executive employment agreements, change-in-control payments are subject to a double trigger requirement. First, there must be a Change of Control, as defined in the applicable agreement. This typically involves a significant corporate transaction such as a merger, acquisition, or sale of substantially all company assets. Second, the executive must be either terminated without cause or constructively dismissed within a specified period following the Change of Control, two years for the CEO and six months for other NEOs. This structure ensures alignment with shareholder interests and prevents windfall payments in the absence of an actual employment disruption.

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2024.

Named Executive	Resignation ($)	Retirement ($)	Termination without cause[1][2] ($)	Change of control and subsequent termination[2] ($)
Kevin A. Neveu[3] **President and CEO**				
Cash payment[4]	—	—	$4,830,538	$7,245,806
Long-term incentives[5][6]	—	—	$7,923,936	$12,533,764
Total	**—**	**—**	**$12,754,473**	**$19,779,571**
Carey T. Ford **Chief Financial Officer**				
Cash payment[4]	—	—	$1,875,068	$1,875,068
Long-term incentives[5][6]	—	—	$2,793,641	$2,793,641
Total	**—**	**—**	**$4,668,709**	**$4,668,709**
Gene C. Stahl **President, North American Drilling**				
Cash payment[4]	—	—	$1,835,173	$1,835,173
Long-term incentives[5]	—	—	$2,398,551	$2,398,551
Total	**—**	**—**	**$4,233,724**	**$4,233,724**
Veronica H. Foley **Chief Legal and Compliance Officer**				
Cash payment[4]	—	—	$1,603,889	$1,603,889
Long-term incentives[5][6]	—	—	$1,867,544	$1,867,544
Total	**—**	**—**	**$3,471,434**	**$3,471,434**
Shuja Goraya **Chief Technology Officer**				
Cash payment[4]	—	—	$1,695,540	$1,695,540
Long-term incentives[5][6]	—	—	$1,865,471	$1,865,471
Total	**—**	**—**	**$3,561,012**	**$3,561,012**

Notes:
(1) Termination without cause includes any termination of employment other than retirement, resignation, or for cause.
(2) The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2024 exchange rate of 1.4377.
(3) If the CEO retires, eligibility for retirement benefits is contingent upon providing at least 180 days' notice, having a minimum of 10 years of service, and reaching a minimum age of 55. Under these conditions, no equity awards would immediately vest. Instead, all outstanding awards would continue to vest according to their original vesting schedule over the designated performance period and would be paid out as scheduled. Additionally, the CEO would be eligible for a prorated STIP award for the year of retirement, calculated based on the company's actual performance. As a potential retirement scenario is assumed to occur at year-end, these potential STIP payments and issuance amount values of share based-awards have been reflected in the Summary Compensation Table. No retirement provisions are included in the other NEOs agreements.
(4) For cash payments related to termination without cause, the CEO would receive two times the sum of base salary and target STIP. In the event of a change of control followed by termination (including constructive dismissal within 2 years), the CEO would receive three times the sum of base salary and target STIP. For other NEOs, termination without cause or a change of control followed by termination (including constructive dismissal) within 180 days, would result in a severance payment of 1.5 times the sum of base salary and target STIP.
(5) For the CEO, the treatment of share-based awards upon termination or a change of control followed by termination (including constructive dismissal) within 180 days varies depending on the circumstances. In the case of a termination without cause, a portion of unvested PSUs and RSUs would vest based on the number of days from the grant date to the termination date, while stock options would remain exercisable for 30 days post-termination. If a change of control occurs and is followed by termination (including constructive dismissal) within 2 years, all unvested PSUs and RSUs would vest immediately, and stock options would remain exercisable for 90 days following termination. For the other NEOs, the treatment of share-based awards upon termination or a change of control would not change; a portion of unvested PSUs and RSUs would vest based on the number of days from the grant date to the termination date, while stock options would remain exercisable for 30 days post-termination without cause, 90 days post change-of-control.
(6) Share-based awards for the CEO and other NEOs are valued using the December 31, 2024, closing price of US$61.07 on the NYSE. The valuation of PSUs assumes a 1.0x payout multiplier, while option values are determined by the difference between the strike price and the closing price on December 31, 2024. For Canadian options, the closing price on the TSX was $87.92, while for US options on the NYSE, it was US$61.07. This value was then multiplied by the number of vested options, including any unvested options that would have immediately vested due to the specific termination trigger.

Approve the Reconfirmation and Continuation of Our Shareholder Rights Plan

THE BOARD RECOMMENDS A VOTE "FOR" THE RECONFIRMATION AND CONTINUATION OF OUR SHAREHOLDER RIGHTS PLAN

You will be asked to approve the reconfirmation and continuation of our amended and restated shareholder rights plan agreement dated as of May 3, 2019 (the **shareholder rights plan**), between Precision and Computershare (the **Rights Agent**) as described more fully below. The shareholder rights plan must be reconfirmed every three years to continue. Shareholders previously approved the continuation of our shareholder rights plan at our annual meeting held on May 12, 2022.

If the reconfirmation and continuation of our shareholder rights plan is not approved by shareholders at the Meeting, all outstanding Rights will be redeemed at the redemption price of $0.00001, and the plan will subsequently terminate.

If the reconfirmation and continuation of our shareholder rights plan is approved, it will remain in effect, unless terminated in accordance with its terms, until our annual meeting of shareholders in 2028.

The text of the ordinary resolution, which remains subject to amendments, variations or additional text as may be approved at the Meeting, is set forth below:

"BE IT RESOLVED, that:

1. *the reconfirmation of, and continued existence of, the amended and restated shareholder rights plan agreement between Precision Drilling Corporation and Computershare Trust Company (as rights agent), dated May 3, 2019 is hereby ratified, confirmed and approved; and*

2. *any one director or officer of Precision Drilling Corporation is authorized to execute and deliver, whether under corporate seal or otherwise, any additional agreements, instruments, notices, consents, acknowledgements, certificates, and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."*

For our shareholder rights plan to be reconfirmed and continue in effect after the Meeting, we must receive an affirmative vote of a majority of the votes cast by Precision shareholders voting as a group, and the Precision shareholders who qualify as independent shareholders under our shareholder rights plan voting as a group. "Independent Shareholders" is defined in our shareholder rights plan and is, in effect, all holders of our shares, excluding any person who owns 20% or more of our shares, any person who has announced an intention to make or who is making a take-over bid, affiliates, associates and persons acting jointly or in concert with the excluded persons, or under any employee benefit plan, deferred profit sharing plan, stock participation plan and any similar plan for the benefit of our employees, unless the beneficiaries of the plan direct the manner in which their shares are to be voted or direct whether the shares are to be tendered to a take-over bid. We are not currently aware of any Precision shareholders who would not qualify as Independent Shareholders under our shareholder rights plan and accordingly the resolution will require the affirmative vote of a majority of the votes cast by Precision shareholders.

We are not proposing the reconfirmation and continuation of our shareholder rights plan in response to, or in anticipation of, a pending, threatened or proposed acquisition or take-over bid. It is also not intended as a means to prevent a take-over of Precision, secure our management team or the Board, or deter fair offers for Precision shares.

Purpose of our Shareholder Rights Plan

Notwithstanding the 2016 amendments to the Canadian take-over bid regime, which, among other changes, lengthened the minimum bid period for a take-over bid to 105 days (or such shorter period as permitted by appliable law) and introduced a minimum tender requirement for take-over bids of more than 50% of the outstanding securities held by disinterested securityholders, there continues to be a role for rights plans in preventing unequal treatment of shareholders. Some concerns include:

- protecting against "creeping bids" (the accumulation of more than 20% of the common shares through purchases exempt from the take-over bid regime, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to the take-over bid regime), and requiring the bid to be made to all shareholders; and

- preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in our shareholder rights plan.

The primary objectives of our shareholder rights plan are to ensure, to the extent possible, that all holders of our shares are treated equally if there is a take-over bid for our shares. Our shareholder rights plan addresses the issues relating to lock-ups and creeping bids described above and encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in our shareholder rights plan and described below), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness (including that the bid must remain open for acceptance for at least 105 days), or with the concurrence of our Board.

Summary of our Shareholder Rights Plan

The following is a summary of our shareholder rights plan. For greater certainty, the shareholder rights plan agreement will govern in the event of any conflict between the provisions of the agreement and this summary. The shareholder rights plan is available under our company profile on SEDAR+ (**www.sedarplus.ca**) as a filing made on May 7, 2019, or you can ask for a copy by contacting our Corporate Secretary.

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Attention: Corporate Secretary
Email: corporatesecretary@precisiondrilling.com
Telephone: 403.716.4500

Term and Expiration

Our shareholder rights plan expires at the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the **Termination Time**), and (ii) the termination of the annual meeting of Precision shareholders in the year 2025 or, if the continued existence of our shareholder rights plan agreement is ratified at the annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group, thereafter at the termination of every third annual meeting (unless continued existence of our shareholder rights plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group).

Issue of Rights

One right (a **Right**) was issued by Precision for each Precision share that was outstanding at the close of business June 1, 2010, the effective date of our shareholder rights plan (the **Effective Date**), and for each additional Precision share that has been issued since then. One Right will be issued for each additional Precision share issued following the continuation of our shareholders rights plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the way Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision's ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the **Separation Time**) after a person has acquired, or begun a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a **Permitted Bid**). The acquisition by any person (an **Acquiring Person**) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

- the bid must be made according to a formal take-over bid circular under applicable securities legislation
- the bid must be made to all registered holders of Precision shares (other than the offeror)
- the bid must be subject to irrevocable and unqualified provisions that:
  - the bid will remain open for acceptance for at least 105 days from the date of the bid (or a shorter period as permitted by National Instrument 62-104 – *Takeover Bids and Issuer Bids*)
  - the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by Independent Shareholders
  - shares may be deposited to the bid at any time from the date of the bid until the date that shares may be taken up and paid for and shares may be withdrawn until taken up and paid for
  - the bid will be extended for at least 10 days if more than 50% of the Precision shares held by Independent Shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after the bid has started) as the Permitted Bid that is outstanding, will be considered to be a Permitted Bid for the purposes of our shareholder rights plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a **Permitted Lock-Up Agreement**) with a Precision shareholder under which the Precision shareholder (the **Locked-Up Person**) agrees to deposit or tender its Precision shares to a take-over bid (the **Lock-Up Bid**) made by that person, provided that the agreement meets certain requirements, including that:

- the terms of the agreement are publicly disclosed, and a copy is publicly available
- the Locked-up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transactions where:
  - the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Precision share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid
  - if less than 100% of the number of outstanding Precision shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under the other take-over bid or transaction at an offer price not lower than pursuant to the Lock-Up Bid is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid
- if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no "break fees" or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable to the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates or book entries.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Precision shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-in Event occurs, waive the application of our shareholder rights plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares prior to the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or a date determined by the Board.

Each Right (other than those held by an Acquiring Person) entitles the holder to purchase additional Precision shares at a substantial discount to their prevailing market price at the time.

With shareholder approval, the Board may waive the application of our shareholder rights plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), mutual funds, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of "beneficial ownership" under our shareholder rights plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a take-over bid.

Directors' Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. In the event of a take-over bid or any other such proposal, the Board will still have the duty to take such actions and make such recommendations to Precision shareholders it deems appropriate.

Amendments

Any amendments to our shareholder rights plan will be subject to the approval of a majority of Precision shareholders voting as a group, and Independent Shareholders voting as a group, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Precision shareholders) make amendments that are necessary to maintain our shareholder rights plan's validity as a result of changes in applicable legislation, rules or regulations.

Any amendments will also be subject to the approval of the TSX.

AGENDA ITEM 6

Other Business

_____

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

GENERAL INFORMATION ABOUT THE ANNUAL AND SPECIAL MEETING

You have received this Management Information Circular because you owned Precision shares on March 28, 2025, the record date for the Meeting, and are entitled to vote your shares at our Annual and Special Meeting on May 15, 2025 beginning at 10:00 a.m. MDT. This year's Meeting will be in a virtual-only format via live audio webcast. You will be able to attend via an online platform that will allow you to ask questions, vote and participate electronically in real time. As with a physical meeting, only registered shareholders and duly appointed proxyholders who have standing at the Meeting will be able to address the Meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as *soliciting your proxy*) and we are contacting shareholders electronically and by mail. We have retained Sodali & Co to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $42,000 for their services.

Voting contributes to the good governance of the Company and safeguards your investment from possible activism or organized groups of minority shareholders who seek to exploit low polls.

You can vote by proxy if you are unable to vote at the virtual Meeting. As in past years, we expect that the vast majority of all votes will be cast in advance of the Meeting by proxy.

You can attend the virtual Meeting online at **https://meetnow.global/MWTY5VA**.

The live audio webcast of the Meeting will be available on our website (**www.precisiondrilling.com**), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the Meeting.

Our Board of Directors have approved the contents of this Circular and has authorized us to send it to each shareholder.

Our principal corporate and registered office is located at:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta
Canada T2P 1G1
Phone: 403.716.4500

About Your Package of Materials

This year we are again using notice-and-access for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the Meeting electronically if you are:
- a *registered shareholder* and consented in writing to receive the items electronically, or
- a *beneficial shareholder* and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the Meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:
- a registered shareholder and did not consent in writing to receive the items electronically, or
- a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 69 to read more about registered and beneficial shareholders.

If you have questions, please contact Sodali & Co:
- North American Toll-Free Number: 1.888.444.0609
- Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075
- Email: assistance@investor.sodali.com
- North American Toll-Free Facsimile: 1.877.218.5372

VOTING

Who Can Vote

Only holders of Precision shares as of the close of business on March 28, 2025 have the right to vote at the Meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the Meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (**Computershare**), at least 10 days before the Meeting to request that your name be included on the list of shareholders entitled to vote at the Meeting. Computershare's contact information is on page 69.

Precision's authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the Meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this Meeting.

As of March 28, 2025, we had 13,523,169 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of no organization that owns or controls 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or vote at the Meeting by completing a ballot online during the Meeting, as further described under "Attending and Participating at the Meeting." Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a *registered shareholder* if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their common shares over the telephone. Alternatively, Sodali & Co may contact such beneficial shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (**www.sedarplus.ca** and **www.sec.gov**) after the Meeting and also post the results on our website and issue a news release with the results.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Sodali & Co:

Phone: 1.888.444.0609 (toll free in North America)
             1.289.695.3075 (outside North America)

Email: assistance@investor.sodali.com

Facsimile: 1.877.218.5372 (toll free in North America)

Registered Shareholders

Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the Meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the Meeting. The person or company you appoint does not need to be a Precision shareholder.

Beneficial Shareholders

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the Meeting

If you wish to vote at the Meeting online, then you must appoint yourself as proxyholder and follow the directions provided on the voting instruction form in your package. See "Registering your Proxyholder to Participate at the Meeting" and "Attending and Participating at the Meeting."

Kevin A. Neveu, President and Chief Executive Officer (**CEO** or **Chief Executive Officer**), or in his absence, **Steven W. Krablin, Chair of the Board**, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the Meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:
- *for* **electing each nominated director**
- *for* **appointing the auditors**
- *for* **our approach to executive compensation**
- *for* **the continuation of our shareholder rights plan**

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Computershare must receive your instructions by **10:00 a.m. MDT on May 13, 2025**. If the Meeting is postponed or adjourned, they must receive the instructions by **10:00 a.m. MDT two business days before the adjourned or postponed Meeting is reconvened.** The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to:
  Computershare Trust Company of Canada
  100 University Avenue, 8th floor
  Toronto, Ontario, Canada M5J 2Y1
	Vote online or by phone using the 15-digit control number
	on the first page of your proxy form:
	  Internet: **www.investorvote.com**
	  Phone: 1.866.732.VOTE (8683)

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can do this at any time up until the start of the Meeting. Contact your intermediary for instructions on how to revoke or change the voting instructions you provided. If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy. You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by **10:00 a.m. MDT on May 13, 2025** to our registered office at:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta T2P 1G1

If the Meeting is postponed or adjourned, we must receive your notice by **10:00 a.m. MDT two business days before the postponed or adjourned Meeting is reconvened** or you must vote at the postponed or adjourned meeting online. You may change your vote only in respect of items of business that have not yet been voted on.

Registering your Proxyholder to Participate at the Meeting

Beneficial Shareholders who wish to appoint themselves or a third-party proxyholder to represent them at the online Meeting **must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to participate in the Meeting.** To register a proxyholder, shareholders MUST visit **www.computershare.com/Precision** by **10:00 a.m. MDT on May 13, 2025** and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with an invite code via email.

For U.S. beneficial shareholders, to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
OR
Email: uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. MT on May 13, 2025. You will receive confirmation of your registration by email after we receive your registration materials. If you are validly registered, you may attend the Annual and Special Meeting and vote your shares at **https://meetnow.global/MWTY5VA** during the Meeting. Please note that you are required to register your appointment at **www.computershare.com/Precision**.

Attending and Participating at the Meeting

A summary of the information shareholders will need to attend the virtual Meeting is provided below. The Meeting will begin at **10:00 a.m. MT on May 15, 2025**.

Shareholders and duly appointed proxyholders and guests can attend the Meeting online by going to **https://meetnow.global/MWTY5VA**.

Registered shareholders and duly appointed proxyholders can participate in the Meeting (vote and submit questions) by clicking "**I have a login**" and entering a Username and Password before the start of the Meeting.

- Registered shareholders - select "**Shareholder**" and enter the 15-digit control number located on the form of proxy or in the email notification you received.
- Duly appointed proxyholders – select "**Invitation**" and enter the invite code Computershare provided the proxyholder via email shortly after the voting deadline has passed.

Voting at the Meeting will only be available for registered shareholders and duly appointed proxyholders. Non-registered shareholders who have not appointed themselves may attend the Meeting by clicking "**Guest**" and completing the online form.

We believe that the ability to participate in the Meeting in a meaningful way, including by asking questions, is important for shareholders. It is anticipated that registered shareholders and duly appointed proxyholders participating in the Meeting online will have substantially the same opportunity to ask proper questions on matters of business before the Meeting as such shareholders and proxyholders participating in the Meeting in person. As at an in-person meeting, to ensure fairness for all attendees, the chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that are determined to be inappropriate or otherwise out of order.

Questions may be submitted by registered shareholders or proxy holders in advance of the Meeting to our Chief Legal and Compliance Officer at corporatesecretary@precisiondrilling.com. Questions may be submitted by registered shareholders or proxy holders in writing during the Meeting by using the "Q&A" tab. Questions may also be asked over the telephone. To do so, the registered shareholder or proxyholder will need to dial the telephone number provided underneath the "Broadcast" section. Once connected you will hear the Meeting from your phone. Please mute your computer or other device and listen to the live feed on your phone only. This will prevent any delay or feedback to occur. When called upon to speak and ask your question, you will be unmuted.

Beneficial shareholders who have not appointed themselves as proxyholder and who do not have a 15-digit control number or invite code will only be able to attend as a guest which allows them to listen to the Meeting; however, they will not be able to vote or submit questions.

You will be able to participate in the Meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the Meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements.

If you are accessing the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting and vote for any reason.

Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may visit the website **https://meetnow.global/MWTY5VA** for additional information.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an invite gencode.

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their shares voted at the Meeting, each registered shareholder or proxyholder will be required to enter their control number or invite code provided by Computershare at **https://meetnow.global/MWTY5VA** prior to the start of the Meeting. In order to vote, non-registered shareholders who appoint themselves as a proxyholder MUST register with Computershare at **www.computershare.com/Precision** after submitting their voting instruction form in order to receive an invite code (please see the information under the headings "Registering your Proxyholder to participate at the Meeting" for details).

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Without an invite code, proxyholders will not be able to vote at the Meeting.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience.

A shareholder can nominate a candidate for election by submitting the person's name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the *Business Corporations Act* (Alberta):

- *Annual shareholders' meeting* – we must receive notice 30 to 65 days before the meeting. If the meeting is held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.
- *Special shareholders' meeting* called to elect directors (that is not an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the Meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the Chair of the CGNRC to present to the CGNRC for consideration.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC, as appropriate, uses its director assessment, review of the skills matrix and results of the Board assessment process to identify suitable candidates for assuming the role of Board Chair.

OTHER INFORMATION

Financial Measures and Ratios

Non-GAAP Measures

We reference certain additional Non-Generally Accepted Accounting Principles (**GAAP**) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA and STIP Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges. The most directly comparable financial measure is net earnings (loss). STIP Adjusted EBITDA is calculated as Adjusted EBITDA plus share-based compensation.

Non-GAAP Ratios

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Return on Capital Employed

We believe Return on Capital Employed is a useful metric to measure the effectiveness of management's use of Precision's capital in the generation of earnings. Return on Capital Employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period.

Net Debt to Adjusted EBITDA

We believe the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Other Financial Information

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2024, or to date in 2025.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

Liquidity

We define liquidity as available borrowing capacity under our Senior Credit Facility and operating facilities plus cash, which as of December 31, 2024 was approximately $502 million and $74 million, respectively.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management's discussion and analysis (**MD&A**) for the year ended December 31, 2024. These reports are available on SEDAR+ (**www.sedarplus.ca**) or on EDGAR (**www.sec.gov**). The documents described above are also available on Precision's website at **www.precisiondrilling.com** or you may request copies my emailing Precision at info@precisiondrilling.com. We mailed our 2024 Consolidated Financial Statements to all registered shareholders and beneficial shareholders that requested them.

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, **forward-looking information and statements**).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:
- our outlook on oil and natural gas prices
- our expectations about drilling activity in North America and the demand for drilling rigs
- our debt repayment and shareholder return plans
- our capital expenditure plans for 2025, and
- our 2025 strategic priorities.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:
- our ability to react to customer spending plans as a result of changes in oil and natural gas prices,
- the status of current negotiations with our customers and vendors
- customer focus on safety performance
- existing term contracts are neither renewed or terminated prematurely
- continued market demand for Tier 1 rigs
- our ability to deliver rigs to customers on a timely basis
- the general stability of the economic and political environment in the jurisdictions we operate in, and
- the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
- volatility in the price and demand for oil and natural gas
- fluctuations in the level of oil and natural gas exploration and development activities
- fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
- our customers' inability to obtain adequate credit or financing to support their drilling and production activity
- changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
- shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
- liquidity of the capital markets to fund customer drilling programs
- availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
- the physical, regulatory and transition impacts of climate change
- the impact of weather and seasonal conditions on operations and facilities
- the impact of tariffs and trade disputes
- competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
- ability to improve our rig technology to improve drilling efficiency
- general political, economic, market or business conditions
- the availability of qualified personnel and management
- a decline in our safety performance which could result in lower demand for our services
- business interruptions related to cybersecurity risks
- changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas
- terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
- fluctuations in foreign exchange, interest rates and tax rates, and
- other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our Annual Information Form under *Risks in Our Business*, starting on page 23 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR+ (**www.sedarplus.ca**) or on EDGAR (**www.sec.gov**).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements

made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR+ (**www.sedarplus.ca**) and EDGAR (**www.sec.gov**), including the following documents:

- our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2024
- our 2024 annual report, which includes the above documents and the auditors' report
- our annual information form for the year ended December 31, 2024, and
- any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary
Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1

Phone: 403.716.4500
Email: corporatesecretary@precisiondrilling.com

APPENDIX A – ABOUT DSUs

About DSUs

Form of award	Notional share-based awards (granted in accordance with the 2024 DSU plan, the 2021 DSU plan, the 2012 DSU plan and our old DSU plan)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting	▪ Vest when granted ▪ Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units).
Payout	Settled in cash, in respect of DSUs outstanding under the 2012 DSU plan, cash or shares after the director retires or in the event of death, in respect of DSUs under the 2024 DSU plan, shares in accordance with their terms
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares.

DSUs vest immediately and can only be redeemed for cash or, in respect of DSUs outstanding under the 2012 DSU plan, cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. See Appendix B below in respect of the DSUs issued under our 2024 DSU plan. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as, for DSUs outstanding under the 2012 DSU plan, the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director's beneficiary or estate upon death according to the terms of the plan. If a director becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the 2012 DSU plan is limited to:
- a maximum of 50,000 shares from treasury, and the Board has the discretion to purchase shares on the open market or settle in cash for all 2012 DSUs
- not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year or at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury, and

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

Amendments

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the 2012 DSU plan at any time, without shareholder approval, provided that any amendment of the 2012 DSU plan shall be such that the 2012 DSU Plan and any DSUs granted under the plan continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

Also, unless required by applicable law or the affected Directors' consent, no amendment may adversely affect the rights of Directors with respect to DSUs to which the Directors are then entitled under the 2012 DSU plan. If the 2012 DSU plan is terminated, all DSUs already granted under the plan will continue to exist and be redeemed in accordance with the 2012 DSU plan, until no further DSUs granted under the plan remain outstanding. However, no additional DSUs shall be granted under the plan after termination of the 2012 DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

APPENDIX B – SUMMARY OF THE 2024 DIRECTOR SHARE UNIT PLAN

About 2024 DSUs

Form of award	Notional share-based awards (granted in accordance with the 2024 DSU plan).
Who participates	Non-management directors; if an eligible non-management director is resident or otherwise subject to taxation in a jurisdiction in which an award of 2024 DSUs may reasonably be considered to be income which is subject to taxation at the time of such award, the eligible director may elect not to participate in the 2024 DSU plan by providing a written notice to the chair of our Board.
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders; to provide a compensation system for directors that, together with our other director compensation mechanisms, is reflective of the responsibility, commitment and risk accompanying membership on the Board of Directors and the performance of the duties required of the various committees of the Board of Directors; to assist us in attracting and retaining individuals with experience and ability to act as directors; and to allow our directors to participate in our long-term success.
Vesting	▪ Vest when granted ▪ Units earn dividend equivalents at the same rate as any dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units).
Payout	2024 DSUs will be redeemed on the date or dates specified in an eligible director's participation and election agreement, which date may be the grant date, the first, third or fifth anniversary of the grant date or such other permissible date specified by the HRCC from time to time.
Assignment	Cannot be assigned by holders of 2024 DSUs (except as noted below).
Term	2024 DSUs do not have fixed terms.

Shareholders approved the 2024 DSU plan at our 2024 annual meeting.

2024 DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in 2024 DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the TSX for the five trading days before the payment date (generally the fifteenth day before the end of each quarter) to calculate the number of 2024 DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. Where an eligible director that participates in the 2024 DSU plan is not in compliance with the director ownership guidelines, they will automatically receive a portion of their retainer in the form of 2024 DSUs.

2024 DSUs vest immediately and can only be redeemed for Precision shares issued from treasury. The 2024 DSUs may be redeemed on the grant date, the first, third or fifth anniversary of the grant date or such other permissible date specified by the HRCC from time to time.

2024 DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director's beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the 2024 DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board will review the 2024 DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Rights and obligations under the 2024 DSU plan may be assigned by Precision to a corporate successor in the business of Precision, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of Precision, or any corporation acquiring all or substantially all of the assets or business of Precision.

Granting 2024 DSUs

The total number of Precision shares available for issuance from treasury to eligible directors under the 2024 DSU plan is limited to:
▪ A maximum of 200,000 shares from treasury (representing approximately 1.5% of our currently issued and outstanding shares)
▪ not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements, and
▪ not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements.

The aggregate value of 2024 DSUs granted to any eligible director in any one-year period is capped at CAD$150,000. This limit does not apply to (i) 2024 DSUs granted to an eligible director in respect of any portion of their annual retainer that they elect to receive in the form of Share Units, or (ii) any one-time grants of 2024 DSUs to a new eligible director upon joining the Board.

The 2024 DSU plan does not affect our other deferred share unit plans for directors.

Amendments

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend the 2024 DSU plan and any 2024 DSUs as it deems necessary or appropriate without shareholder approval, but no such amendment shall, without the consent of each eligible Director affected or unless required by applicable law, adversely affect the rights of an eligible director with respect to 2024 DSUs to which the eligible director is then entitled under the 2024 DSU plan. Amendments to the 2024 DSU plan shall be subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:

- Any amendment to increase the maximum number of Shares issuable under the 2024 DSU plan, other than in connection with certain adjustments for subdivisions, consolidations or distributions of Precision shares, or upon a capital reorganization, reclassification, exchange, or other change with respect to the Precision shares, or a consolidation, amalgamation, arrangement or other form of business combination of Precision with another person, or a sale, lease or exchange of all or substantially all of the property of Precision or other distribution of the Precision's assets to shareholders (other than by way of dividend payment in the ordinary course), then the account of each eligible director and the 2024 DSUs outstanding under the 2024 DSU plan shall be adjusted in such manner, if any, as our Board and the HRCC deem appropriate in order to preserve, proportionally, the interests of the eligible directors under the 2024 DSU plan
- Any amendment to remove or exceed the insider participation limits set out above
- Any amendment to remove or increase the $150,000 participation limit set out above, and
- Any amendment to the amendment provisions that will increase the Board's authority to amend the 2024 DSU plan without shareholder approval.

The Board of Directors may terminate the 2024 DSU plan at any time, but no such termination shall, without the consent of any eligible director affected or unless required by applicable law, adversely affect the rights of an eligible director with respect to 2024 DSUs to which the eligible director is entitled. If the Board of Directors terminates the 2024 DSU plan, no new 2024 DSUs will be credited under the 2024 Director Share Unit Plan, although dividend equivalents will still be credited in accordance with the terms of the 2024 DSU plan. Outstanding 2024 DSUs shall remain outstanding and in effect and shall be redeemed in accordance with the terms and conditions of the 2024 DSU plan existing at the time of its termination.

The 2024 DSU plan will terminate 10 years after its effective date, subject to shareholder approval.

The 2024 DSU plan is available on our SEDAR+ profile at **www.sedarplus.ca**.

APPENDIX C – 2024 DIRECTOR CONTINUING EDUCATION

2024 Director Education Program Topic	Presented by
Audit, Finance and Risk Management	
Evolving Human Capital Oversight	National Association of Corporate Directors
Returns and Growth With Long-Term Buybacks	Veriten, LLC
OFS Fundamentals, Trading Perspectives, Capital Markets and M&A Trends	Tudor, Pickering, Holt & Co
Unlocking Value in Your Finance Workforce with Gen AI	KPMG
Pillar Two Analysis Impacts	Precision Drilling Corporation
Supply Chain Management	Precision Drilling Corporation
Audit Committee Practices Report: Common Threads Across Audit Committees	Deloitte
Corporate Governance	
A Quantum Leap in Governance	Institute of Corporate Directors
Governance Outlook 2024: Emerging Board Matters	National Association of Corporate
Making Better Decisions: Why Board Age Diversity Pays Dividends	Institute of Corporate Directors
Organizational Resilience: Why It Matters	Institute of Corporate Directors
Artificial Intelligence's Ethical Frontier: Corporate Governance	Institute of Corporate Directors
Trends/Insights from 2024 Proxy Season: Navigating Modern Boardroom Challenges	Hugessen Consulting Inc
Lessons from the 2024 Proxy Season	KPMG
Insights on Board Composition and Recruitment Trends	Spencer Stuart
Redefining Roles: The Evolving Dynamic of CHROs and Comp Chairs	National Association of Corporate Directors
Board's Role in Strategy	Board Ready Women
Hot Topics in Governance	Norton Rose Fulbright
Are you neglecting ERM reporting?	Diligent Corporation
A.I. For Smarter Governance	Diligent Corporation
Technology Leadership in the Boardroom: Driving Trust and Value	National Association of Corporate Directors
Precision Security Awareness Session	Arctic Wolf
Governance Outlook: Emerging Board Matters	National Association of Corporate Directors
Cutting Through the Noise: How to Expand the Board's Continuing Oversight	Corporate Board Manager
DEI Under Fire: Should Boards be Concerned	Agenda
Politics, Pay and Proposals: 2024 Proxy Season Preview	Agenda
US Corporate Transparency Act Update	Morgan Lewis
SEC Cybersecurity Disclosure Rules Take Effect: What Boards needs to know	Agenda
The Board's Role in Stakeholder Engagement	National Association of Corporate Directors
Onboarding a New CEO in a High Turnover Environment	Agenda
Precision 2024 Anti Bribery & Anti Corruption Training	Precision Drilling Corporation
Precision 2024/2025 Code of Business Conduct & Ethics Training	Precision Drilling Corporation
BoardTrust: Nomination/Governance Committee Training	CEO Trust
2024 Proxy Season Overview	Vinson & Elkins LLP
Global Summit	National Association of Corporate Directors
ESG	
Energy Efficiency	Veriten, LLC
The Future of Sustainability Reporting with ISSB Standards	Institute of Corporate Directors
The Energy Transition Needs to Transition	Veriten, LLC
Mastering SEC Climate Disclosures: Strategic Guidance for Boards and Executives	Diligent Corporation
CERA The Energy Transition Narratives	Veriten, LLC
The Future of Sustainability Reporting with ISSB Standards	Institute of Corporate Directors
SEC Climate Rule: What is the Impact on Strategy and Climate?	KPMG
Canada's New Greenwashing Regulations: What You Need To Know	ARC Energy Research Institute
The Challenge with Canada's Proposed Oil and Gas Emissions Cap	ARC Energy Research Institute
Scope 3 Emissions: In Scope for Directors	Institute of Corporate Directors
Climate Related Disclosures	Diligent Corporation
What Does the SEC Climate Disclosure Rule Mean for Boards	National Association of Corporate Directors
SEC Climate Disclosure Rule Seminar	Vinson & Elkins LLP and Ernst & Young
Human Resources and Compensation	
Executive Succession and Transition Planning	Hugessen Consulting Inc
Designing Executive Pay Programs Through an Activist Lens	Chief Executive
Committee Chair Succession Seminar	National Association of Corporate Directors

2024 Director Education Program Topic	Presented by
Industry and Markets	
Growth, Returns and Sub Sector Themes	Veriten, LLC
How Gen AI is Reshaping the Workforce	KPMG
Crude Realities: Unpacking the Politics and Power of Oil	ARC Energy Research Institute
What Canadians Are Thinking About Energy Transition and Politics	ARC Energy Research Institute
LNG Permits, Saudi Capacity and TSLA	Veriten, LLC
Update On Director and Officer Liability For Cyber Attacks	Institute of Corporate Directors
There Will be Pipe! Coastal Gas Link and TMX Update and Implications	Tudor, Pickering, Holt & Co
The Laws Of Physics And Thermodynamics And Economics Are Stubborn	Veriten, LLC
Carbon Spotlight: Demystifying Canadian Levies, Markets and Beyond	ARC Energy Research Institute
US M&A but Canada – Not Today?	Tudor, Pickering, Holt & Co
Clarifications on Fading Energy Transition	Veriten, LLC
Off Coal: A Conversation with Avik Dey of Capital Power	National Association of Corporate Directors
30 Years of Perpetual Energy Transition	Veriten, LLC
Leadership Roundtable - Harnessing Risk: Transforming Chaos & Uncertainty into Opportunity	Caldwell Partners
LNG Set up… What is Canada Building Into? Analysis of Global LNG Trends	Tudor, Pickering, Holt & Co
Upskilling and Reskilling for Gen AI value realization	KPMG
Macro Turmoil and the G Word (Growth)	Veriten, LLC
Structural Macro Drivers Transcend Elections – Geopolitics and Policy	Veriten, LLC
What Does Energy Look Like Over The Next 4 Years?	Veriten, LLC
Election Take-Aways For the Energy Sector	Veriten, LLC
Shachi Kurl on Trump, Trade and Canadian Politics	ARC Energy Research Institute
Indigenous Partnerships Beyond Energy and Natural Resources	Institute of Corporate Directors
Bettering the Outlook for Energy	Veriten, LLC
Navigating the New Sanctions Landscape	Diligent Corporation
Election Insights	National Association of Corporate Directors
Impact of E&P Consolidation on U.S. Market	Daniel Energy Partners
Long-Term Energy Investor Perspectives	Encompass and Franklin Advisers
24th Annual Energy Conference	Piper Sandler
World Geopolitical Review	Meghan O'Sullivan, Harvard Kennedy School
Annual Membership and Public Policy Forum	United States Energy Association
Energy and Power - Board of Directors Breakfast	Piper Sandler
Directors' Dinner and Fireside Chat	Tudor, Pickering, Holt & Co

APPENDIX D – BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors (the **Board of Directors**) of Precision Drilling Corporation (the **Corporation**) is responsible for the stewardship of the business and affairs of the Corporation. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (**Management**) and overseeing that all major issues affecting the business and affairs of the Corporation are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

- be responsible for the strategic direction and planning for the Corporation, taking into account, among other things, the opportunities and risks of the business as they evolve over time. The strategic plan shall be reviewed and adopted at least annually or as the Board of Directors deem necessary;
- approve all significant transactions involving the Corporation, including all banking relationships and key borrowing and financing decisions;
- approve the annual business plan of the Corporation and its annual operating and capital budgets;
- approve, as recommended by the Audit Committee of the Board of Directors (the **Audit Committee**), requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer's (the **CEO**) and/or Chair of the Board of Director's capital approval authority under the Corporation's Corporate Policy No. 2 – Authority Levels;
- approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business, and
- oversee the Corporation's plans and strategies for stakeholder engagement and communications;

Senior Management

- appoint the CEO and, on the recommendation of the Human Resources and Compensation Committee of the Board of Directors (the **HRCC**), appoint or confirm the other senior executive officers of the Corporation;
- approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by the HRCC;
- approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent Directors of the Board of Directors only);
- review the Corporation's succession plan for key positions at least annually, including emergency succession plans and long-term succession plans, and receive reports from the HRCC on key succession issues from time to time;
- review the Corporation's talent management, work force engagement and retention strategies, and receive reports from the HRCC on any key human capital management issues from time-to-time;

Heath & Safety and Corporate Responsibility

- oversee the Corporation's Global Quality Health, Safety and Environmental Management System;
- receive periodic reports from the Corporation's Safety and Corporate Responsibility Council;
- together with the respective committees of the Board of Directors and the Health, Safety, Environmental & Corporate Responsibility Council, oversee the Corporation's commitment, approach, planning, performance, monitoring and disclosure related to sustainability and environment, social and governance (**ESG**) matters, including an annual review and quarterly repots on:
  - ESG mapping and materiality assessment to evaluate ESG factors and considerations relevant to the Corporation's business, operations and locations;
  - Determining the Corporation's ESG risks, opportunities, priorities and commitments, together with related timelines and strategies for executing those commitments;
  - Developing related performance metrices under its corporate performance scorecard and its compensation strategies;
- Oversee the approach to mandatory and voluntary reporting on climate and ESG matters, and reviewing reports and disclosure related to climate, sustainability, diversity and other ESG matters and commitments;
- monitor regulatory regimes, trends and issues related to climate, environment, occupational health and safety, diversity and other ESG matters and assess any related risks, opportunities and external stakeholder concerns;

Financial Reporting and Risk Management

- be responsible for the integrity of the Corporation's internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of the Corporation and reporting to the Board of Directors on such matters;
- approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of the Corporation. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

- approve and recommend to the Shareholders of the Corporation (the Shareholders), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;
- together with the committees of the Board of Directors, ensure that Management identifies the principal risks of the Corporation's business and ensure the implementation of a risk management system to manage all material risks. The Board of Directors and the respective committees shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who reports to the Board of Directors on the risks of the Corporation's business, directly or through its committees who have specific oversight over areas of risk on behalf of the Board of Directors;
- receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters, compliance matters, key risk areas, and review the recommendations of the Corporate Governance, Nominating and Risk Committee (the CGNRC) regarding same;
- consider appropriate measures it may take if the performance of the Corporation falls short of its goals or as other circumstances warrant;
- oversee the accurate reporting of the financial performance of the Corporation to the Shareholders and the investment community and ensure that the financial results of the Corporation are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that the Corporation make accurate, timely and effective communication of all material information to Shareholders, the investment community and other stakeholders;

Ethics, Disclosure and Corporate Conduct

- to the extent feasible, satisfy itself of the integrity of the CEO and the other senior executive officers appointed by the Board of Directors and ensure that such individuals create a culture of integrity throughout the organization;
- ensure the Corporation meets its continuous disclosure and public reporting obligations. The Board of Directors may delegate this ongoing reporting responsibility to Management and ensure an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of the Corporation consisting of the Chief Financial Officer and the Chief Legal & Compliance Officer, and such others as may be determined by them from time to time;
- approve material disclosure including the Corporation's Annual Information Form, Annual Report, and annual Management Information Circular;
- approve the date of the Annual Meeting of Shareholders, including the record date and meeting location;
- be responsible for approving a Code of Business Conduct and Ethics (the Code) applicable to the Corporation's Directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or Director of the Corporation;
- through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the PD EthicsLine and conduct investigations when needed;

Delegation and Board Composition

- establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the CGNRC and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board of Directors as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;
- retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
- be responsible for the appointment and removal of members and chairs of its committees;
- establish, through its CGNRC, the Corporation's approach to corporate governance, including oversight of governance of the Corporation's subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of the Corporation;
- review on an annual basis, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual Directors, as well as the effectiveness of the Board of Directors' evaluation process;
- determine, upon recommendation by the CGNRC, the near term and long term succession plans and any resultant refreshment and recruitment needs for the Board of Directors;
- review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees;

Board of Directors Process/Effectiveness

- review and approve, on recommendation from the CGNRC, the Directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a Director of the Corporation and is consistent with other comparable companies and market standards;
- approve policies designed to ensure that the Corporation operates at all times within applicable laws and regulations and to monitor compliance with all such policies;
- review on an annual basis and approve upon recommendation by the CGNRC, the Corporate Governance Guidelines; and
- adhere to all other Board of Directors responsibilities as set forth in the Corporation's by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

Composition
- The composition of the Board of Directors, including the qualifications of each Director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of the Corporation, applicable securities legislation and the rules of any stock exchange upon which the securities of the Corporation are listed for trading.
- A majority of the Board of Directors will be comprised of Directors who must be determined to be "independent" as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading.
- The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of the Corporation or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement
- The CGNRC will recommend to the Board of Directors candidates for nomination as Directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with the Corporation's majority voting policy on the election of Directors.
- The Board of Directors will appoint the Chair of the Board from among the Corporation's directors. The term of each Director will expire at the close of the next Annual Meeting of Shareholders or when a successor is duly elected or appointed.
- If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the CGNRC, consider a wide base of potential candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, gender, ethnicity, age, stakeholder perspectives, geographic backgrounds, the potential for the candidate's skills to augment the existing Board of Directors and the candidate's availability to commit to the Board of Directors' activities.
- The Board of Directors may, between Annual Meetings of Shareholders, appoint one or more additional Directors for a term to expire at the close of the next Annual Meeting of Shareholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding Annual Meeting of Shareholders.
- Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors' business and activities and will demonstrate integrity, accountability and informed judgement.

Meetings and Quorum
- A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.
- The Board of Directors will not transact business at a meeting of the Board of Directors unless a quorum is present.
- The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.
- Each Director is expected to attend all regularly scheduled meetings in person if so prescribed for that meeting. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

Minutes
- Minutes of the meeting of the Board of Directors will be recorded and maintained and, shall be made available at the next meeting of the Board of Directors.

Review of Charters and Position Descriptions
- The Board of Directors shall review and assess the adequacy of all Board of Directors and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Stakeholder Engagement
- The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with Shareholders and other stakeholders and interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision Drilling Corporation, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500 or email at corporatesecretary@precisiondrilling.com.
- All communications received from any stakeholder will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary's discretion. The process for communication with the Corporate Secretary is also posted on the Corporation's website at **www.precisiondrilling.com**.

Approved effective July 31, 2024

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW | Calgary, Alberta, Canada T2P 1G1
Phone: 403.716.4500
Email: info@precisiondrilling.com

Download the latest about Precision Drilling Corporation at: **www.precisiondrilling.com**.
Precision Drilling Corporation is traded on the TSX under the symbol **PD** and the NYSE under the symbol **PDS**.

Virtual only meeting via live audio webcast online at **https://meetnow.global/MWTY5VA**.



If you have any questions or require any assistance in executing your Precision Drilling Corporation proxy or voting instruction form, please call our Proxy Solicitation Agent, Sodali & Co at:



North American Toll-Free Number: 1.888.444.0609
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Email: assistance@investor.sodali.com
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